EXHIBIT 2.1

AGREEMENT AND PLAN OF AMALGAMATION

Dated as of March 1, 2009

between

IPC HOLDINGS, LTD.,

IPC LIMITED

and

MAX CAPITAL GROUP LTD.

i

3.8	Absence of Certain Changes or Events	19

3.9	Board Approval	19

3.10	Vote Required	20

3.11	Agreements with Regulators	21

3.12	Insurance Matters	21

3.13	Investments; Derivatives	26

3.14	Material Contracts; Intercompany Contracts	27

3.15	Employee Benefits and Executive Compensation	28

3.16	Labor Relations and Other Employment Matters	29

3.17	Intellectual Property	30

3.18	Properties	31

3.19	Brokers or Finders	31

3.20	Investment Advisor	31

3.21	Opinion of Financial Advisor	32

3.22	Takeover Laws	32

ARTICLE IV COVENANTS RELATING TO CONDUCT OF BUSINESS		32

4.1	Covenants of Max and IPC	32

4.2	Financing	35

4.3	Bermuda Required Actions	36

ARTICLE V ADDITIONAL AGREEMENTS		36

5.1	Preparation of Proxy Statement; Shareholders Meetings	36

5.2	Access to Information; Confidentiality	39

5.3	Commercially Reasonable Efforts	39

5.4	No Change in Recommendation	41

5.5	Acquisition Proposals	42

5.6	Section 16 Matters	45

5.7	Fees and Expenses	45

5.8	Indemnification; Directors’ and Officers’ Insurance	45

5.9	Public Announcements	46

5.10	Additional Agreements	46

5.11	Shareholder Litigation	47

5.12	Employee Benefits	47

5.13	NASDAQ Listing and Delisting; Reservation for Issuance	48

5.14	Dividends	48

5.15	Tax Treatment	48

5.16	Book Value Calculations	49

ARTICLE VI CONDITIONS PRECEDENT		50

6.1	Conditions to Each Party’s Obligation to Effect the Amalgamation	50

6.2	Conditions to Obligation of IPC	51

6.3	Conditions to Obligation of Max	52

ARTICLE VII TERMINATION AND AMENDMENT		53

7.1	Termination	53

7.2	Effect of Termination	54

ARTICLE VIII GENERAL PROVISIONS		55

8.1	Non-Survival of Representations, Warranties and Agreements	55

8.2	Notices	56

8.3	Interpretation	57

8.4	Counterparts	57

8.5	Entire Agreement; No Third Party Beneficiaries	57

8.6	Governing Law	58

8.7	Severability	58

8.8	Assignment	58

8.9	Enforcement	58

8.10	Submission to Jurisdiction	58

8.11	Amendment	59

8.12	Extension; Waiver	59

8.13	Defined Terms	59

Exhibit A	Amalgamation Agreement
Exhibit B	IPC Post-Closing Directors
Exhibit C	IPC Officers
Exhibit D	IPCRe and Max Bermuda Directors and Officers
Exhibit E	Max Bye-Law Amendment
Exhibit F	IPC Bye-Law Amendments
Exhibit G	Book Value Illustrative Examples

AGREEMENT AND PLAN OF AMALGAMATION, dated as of March 1, 2009 (this “Agreement”), between IPC HOLDINGS, LTD., a Bermuda exempted company (“IPC”), IPC LIMITED, a Bermuda exempted company and a wholly-owned subsidiary of IPC (“Amalgamation Sub”), and MAX CAPITAL GROUP LTD., a Bermuda exempted company (“Max”).

WHEREAS, the board of directors of Max has adopted this Agreement and the Amalgamation Agreement (as defined in Section 1.1) and authorized and approved the amalgamation of Max with Amalgamation Sub upon the terms and subject to the conditions set forth herein (the “Amalgamation”), authorized and approved the Max Bye-Law Amendment (as defined in Section 3.9(a)) and deems it fair to, advisable to and in the best interests of Max to enter into this Agreement and to consummate the Amalgamation and the other transactions contemplated hereby;

WHEREAS, the board of directors of IPC has adopted this Agreement, authorized and approved the IPC Bye-Law Amendments (as defined in Section 3.9(b)), the Name Change (as defined in Section 3.9(b)) and the issuance of IPC Common Shares (as defined in Section 2.1(a)) in the Amalgamation (the “Share Issuance”) and shall nominate the Post-Closing Directors (as defined in Section 1.5(a)) and deems it fair, advisable and in the best interests of IPC to enter into this Agreement and to consummate the Share Issuance and the other transactions contemplated hereby;

WHEREAS, the board of directors of Amalgamation Sub has adopted this Agreement, authorized and approved the Amalgamation, and deems it advisable and in the best interests of Amalgamation Sub to enter into this Agreement and to consummate the Amalgamation and the other transactions contemplated hereby;

WHEREAS, this Agreement is being entered into in accordance with the Bermuda Companies Act of 1981, as amended (the “Companies Act”);

WHEREAS, IPC, Amalgamation Sub and Max desire to make certain representations, warranties and agreements in connection with the Amalgamation and also to prescribe various conditions to the Amalgamation; and

WHEREAS, it is intended that this Agreement shall constitute a “plan of reorganization,” within the meaning of Section 354 of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I

THE AMALGAMATION

1.1 The Amalgamation; Effective Time. Subject to the provisions of this Agreement and the amalgamation agreement attached as Exhibit A (the “Amalgamation Agreement”),

Amalgamation Sub and Max will cause an application for registration of an amalgamated company (the “Amalgamation Application”) to be prepared, executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under S.108 of the Companies Act on or prior to the Closing Date and will cause the Amalgamation to become effective pursuant to the Companies Act. The Amalgamation shall become effective upon the issuance of a Certificate of Amalgamation by the Registrar or such other time as the Certificate of Amalgamation may provide. The parties agree that they will request the Registrar provide in the Certificate of Amalgamation that the Effective Time will be the time when the Amalgamation Application is filed with the Registrar or another time mutually agreed by the parties (the “Effective Time”).

1.2 Closing. The closing of the Amalgamation (the “Closing”) will take place at 10:00 a.m. on the date (the “Closing Date”) that is the third business day after the satisfaction or waiver (if such waiver is permitted and effective under applicable Law (as defined in Section 3.5(a)) of the latest to be satisfied or waived of the conditions set forth in ARTICLE VI (excluding conditions that, by their terms, are to be satisfied on the Closing Date), unless another time or date is agreed to in writing by the parties. The Closing shall be held at the offices of Sullivan & Cromwell LLP, 125 Broad Street, in New York, NY, unless another place is agreed to in writing by the parties.

1.3 Effects of the Amalgamation. As of the Effective Time, subject to the terms and conditions of this Agreement and the Amalgamation Agreement, Max shall be amalgamated with Amalgamation Sub and the amalgamated company (the “Amalgamated Company”) shall continue after the Amalgamation. The parties acknowledge and agree that for purposes of Bermuda Law (a) the Amalgamation shall be effected so as to constitute an “amalgamation” in accordance with S.104 of the Companies Act, and (b) the Amalgamated Company shall be deemed to be an “amalgamated company” as such term is defined under the Companies Act. Under the Companies Act, from and after the Effective Time: (i) the Amalgamation of Max and Amalgamation Sub and their continuance as one company shall become effective; (ii) the property of each of Max and Amalgamation Sub shall become the property of Amalgamated Company; (iii) Amalgamated Company shall continue to be liable for the obligations and liabilities of each of Max and Amalgamation Sub; (iv) any existing cause of action, claim or liability to prosecution shall be unaffected; (v) a civil, criminal or administrative action or proceeding pending by or against Max or Amalgamation Sub may be continued to be prosecuted by or against Amalgamated Company; and (vi) a conviction against, or ruling, order or judgment in favor of or against, Max or Amalgamation Sub may be enforced by or against Amalgamated Company.

1.4 Amalgamated Company Bye-laws. The bye-laws of the Amalgamated Company shall be in a form to be mutually agreed by Max and IPC no later than March 5, 2009 and shall be attached to the Amalgamation Agreement.

1.5 Directors and Officers of IPC.

(a) Subject to the Required IPC Vote (as defined in Section 3.10(a)), IPC shall take all actions necessary so that immediately after the Effective Time, the board of directors of IPC shall be comprised of the individuals to be mutually agreed by Max and IPC no later than

March 5, 2009 (and by amendment to this Agreement as of such date, to be identified on Exhibit B, as it may be further amended or modified from time to time after the date hereof and prior to the Effective Time by the mutual written agreement of the parties) to serve as directors of IPC after the Effective Time (as defined in Section 1.1) (the “Post-Closing Directors”) (six of whom are directors of IPC as of the date hereof, one of whom is Max’s chief executive officer as of the date hereof and five of whom are directors of Max as of the date hereof). Such individuals will serve as directors on the board of directors of IPC until the earlier of their resignation or removal or until their respective successors are duly elected or appointed. Subject to the Required IPC Vote, IPC shall take all actions necessary so that immediately after the Effective Time Kenneth L. Hammond (or his replacement pursuant to the terms of Section 1.5(d)) shall be the chairman of the board of directors of IPC and an individual to be designated by Max prior to March 5, 2009 (or his replacement pursuant to the terms of Section 1.5(d)) shall be the deputy chairman of the board of directors of IPC; provided, however, that if the individual who becomes the deputy chairman immediately after the Effective Time has not otherwise been replaced as deputy chairman pursuant to the terms of this Section 1.5(a), should the deputy chairman not be determined to be an “independent director” (within the meaning of the NASDAQ director independence requirements) by a majority of the board of directors of IPC within 18 months after the Closing Date, the board of directors of IPC shall elect a new deputy chairman.

(b) Subject to the Required IPC Vote, IPC shall take all actions reasonably necessary so that, immediately after the Effective Time, each committee of IPC’s board of directors is composed of the Post-Closing Directors identified with respect to such committee in Exhibit B (as it may be amended or modified from time to time after the date hereof and prior to the Effective Time by the mutual written agreement of the parties) until the earlier of their resignation or removal or until their respective successors are duly elected or appointed or such other time that the board of directors of IPC after the Closing determines to reconstitute or eliminate such committee.

(c) IPC shall take all actions necessary so that immediately after the Effective Time, the officers of IPC shall be comprised of the individuals identified in Exhibit C (as it may be amended or modified from time to time after the date hereof and prior to the Effective Time by the mutual written agreement of the parties) until the earlier of their resignation or removal or until their respective successors are duly elected or appointed.

(d) Notwithstanding anything to the contrary in this Agreement, should any of the Post-Closing Directors or officers identified in Exhibit B or Exhibit C be unwilling or unable to serve in the capacities provided for in this Section 1.5, then the parties shall cooperate in good faith to designate a mutually agreeable replacement and to amend Exhibit B or Exhibit C, as the case may be, accordingly.

1.6 Directors and Officers of the Amalgamated Company, Max Bermuda, IPCRe and Other Subsidiaries.

(a) IPC and Max shall take all actions necessary so that, immediately after the Effective Time, the boards of directors of Max Bermuda Ltd. (“Max Bermuda”), IPCRe Limited (“IPCRe”) and the Amalgamated Company shall be comprised of individuals to be mutually agreed by Max and IPC no later than March 5, 2009 (and by amendment to this Agreement as of such date, to be identified on Exhibit D, as it may be further amended or modified from time to time after the date hereof and prior to the Effective Time by the mutual written agreement of the parties) until the earlier of their resignation or removal or until their respective successors are duly elected or appointed. Following the Effective Time, the boards of directors of each other subsidiary of Max and IPC shall be comprised of such individuals as are directors of such entities as of the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected or appointed.

(b) IPC and Max shall take, and shall cause the Amalgamated Company, Max Bermuda and IPCRe to take, all actions reasonably necessary so that immediately after the Effective Time, the officers of Max Bermuda, IPCRe and the Amalgamated Company shall be comprised of the individuals identified in Exhibit D (as it may be amended or modified from time to time after the date hereof and prior to the Effective Time by the mutual written agreement of the parties) until the earlier of their resignation or removal or until their respective successors are duly elected or appointed.

(c) Section 1.5(d) is incorporated by reference herein, mutatis mutandi.

1.7 Company Names. Subject to the Required IPC Vote, IPC and Max shall take all actions reasonably necessary so that immediately after the Effective Time:

(a) The name of IPC shall be Max Capital Group Ltd.;

(b) The name of the Amalgamated Company shall be Max Holdings Ltd.; and

(c) The name of IPCRe shall be IPC Max Re Ltd.

ARTICLE II

CONVERSION OF MAX SECURITIES;

EXCHANGE OF CERTIFICATES

2.1 Effect on Share Capital. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Amalgamation and without any action on the part of the holder of any common shares in Max, each having a par value of $1.00 (each, a “Max Common Share”), as evidenced by way of entry in the register of shareholders of Max (the “Max Share Register”) or by share certificates registered in the name of a shareholder and representing outstanding Max Common Shares (each, a “Max Certificate”):

(a) Conversion of Max Common Shares. Each Max Common Share, issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be cancelled and converted into the right to receive a fraction of a share in the share capital of IPC, each having a par value of $0.01 (each, a “IPC Common Share”) equal to 0.6429 (the “Exchange Ratio”) (the Exchange Ratio, together with any cash paid in lieu of fractional shares in accordance with Section 2.2(e), the “Amalgamation Consideration”). Upon such conversion, each Max Common Share shall be cancelled and each holder of shares registered in the Max Share Register or holding a valid Max Certificate immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such shares except the right to receive the

Amalgamation Consideration. The Amalgamation Consideration shall be appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into IPC Common Shares or Max Common Shares), reorganization, recapitalization, reclassification or other like change with respect to IPC Common Shares or Max Common Shares having a record date on or after the date hereof and prior to the Effective Time.

(b) Cancellation of IPC-Owned Securities. Notwithstanding anything in this Agreement to the contrary, all Max Common Shares that are owned by IPC or by any subsidiary of IPC immediately prior to the Effective Time shall, by virtue of the Amalgamation, and without any action on the part of the holder thereof, automatically be cancelled and retired without any conversion thereof and shall cease to exist, and no payment shall be made in respect thereof.

(c) Shares of Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding Max Common Shares held by a person who did not vote in favor of the Amalgamation and who complies with all the provisions of the Companies Act concerning the right of holders of Max Common Shares to require appraisal of their Max Common Shares pursuant to Bermuda Law (such shareholder, a “Dissenting Shareholder”, and such shares, “Dissenting Shares”) shall not be converted into the right to receive the Amalgamation Consideration as described in Section 2.1(a), but shall be cancelled and converted into the right to receive the value thereof as appraised by a court under Section 106 of the Companies Act. In the event that a Dissenting Shareholder fails to perfect, effectively withdraws or otherwise waives any right to appraisal, its Max Common Shares shall be deemed to be cancelled and converted as of the Effective Time into the right to receive the Amalgamation Consideration for each such Dissenting Share, without interest. Max shall give IPC (i) prompt notice of (A) any written demands for appraisal of Dissenting Shares or withdrawals of such demands received by Max and (B) to the extent that Max has actual knowledge, any attempted applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares, and (ii) the opportunity to participate with Max in all negotiations and proceedings with respect to any demands for appraisal under the Companies Act. Neither Max nor IPC shall, without the prior written consent of the other party (not to be unreasonably withheld or delayed), voluntarily make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

2.2 Exchange Procedures.

(a) Exchange Agent. Prior to the Effective Time, IPC shall designate an exchange agent reasonably acceptable to Max (the “Exchange Agent”) for the purpose of exchanging Max Common Shares outstanding immediately prior to the Effective Time. Prior to or at the Effective Time, IPC shall deposit, or shall cause to be deposited, with the Exchange Agent in accordance with this ARTICLE II, certificates, or at IPC’s option, shares in book entry form representing the IPC Common Shares to be exchanged in the Amalgamation, cash in an amount sufficient to pay any cash payable in lieu of fractional shares pursuant to Section 2.2(e) and any dividends or distributions to which the shareholders of Max may be entitled pursuant to Section 2.2(c). Such Amalgamation Consideration and cash so deposited are hereinafter referred to as the “Exchange Fund.” No interest shall be paid or accrued for the benefit of holders of the Max Certificates on cash amounts payable upon the surrender of such certificates pursuant to this Section 2.2.

(b) Exchange Procedures. As promptly as practicable following the Effective Time, IPC or the Amalgamated Company shall cause the Exchange Agent to mail, to each shareholder of Max, (i) a letter of transmittal (which shall be in such form and have such other provisions as the parties may reasonably specify) and (ii) where applicable, instructions for use in effecting the surrender of Max Certificates, to the extent available and in issue, in exchange for the Amalgamation Consideration. After the Effective Time, upon surrender of title to the Max Common Shares previously held by a shareholder of Max in accordance with this Section 2.2, together with such letter of transmittal duly executed if such shareholder holds Max Certificates, and such other documents as the Exchange Agent may reasonably require, a holder of Max Common Shares shall be entitled to receive in exchange therefor a certificate or book-entry representing that number of whole IPC Common Shares and any cash in lieu of fractional shares that such shareholder has the right to receive pursuant to this ARTICLE II, and any Max Certificate surrendered in respect thereof shall forthwith be marked as cancelled. In the event of a transfer of ownership of Max Common Shares that is not registered in the transfer records of Max, a certificate or book-entry representing the proper number of IPC Common Shares may be issued to a transferee if the Max Certificate representing such Max Common Shares (if any) is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to IPC Common Shares with a record date on or after the Effective Time shall be paid to any shareholder of Max holding any unsurrendered Max Certificate with respect to the IPC Common Shares represented thereby, nor shall the cash payment in lieu of fractional shares be paid to any such shareholder pursuant to Section 2.2(e), until such shareholder shall surrender such Max Certificate in accordance with the procedures set forth in this ARTICLE II. Following the surrender of any such Max Certificate in accordance with the procedures set forth in this ARTICLE II, such shareholder shall be entitled to receive, in addition to the consideration set forth in Section 2.1(a), without interest, (i) at the time of such surrender, the amount of any dividends or other distributions with a record date on or after the Effective Time theretofore paid (but withheld pursuant to the immediately preceding sentence) with respect to such whole IPC Common Shares which a shareholder of Max holding such Max Certificate is entitled to receive hereunder, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole IPC Common Shares which such shareholder is entitled to receive hereunder.

(d) No Further Rights in Max Common Shares. All Amalgamation Consideration paid or issued upon the surrender of title to Max Common Shares in accordance with the terms of this ARTICLE II (including any cash paid pursuant to this ARTICLE II) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shareholders of Max, in their capacity as shareholders of Max prior to the Effective Time. There shall be no further registration of transfers on the stock transfer books of the Amalgamated Company of the Max Common Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Max Certificates are presented to IPC or to the Amalgamated Company or to the Exchange Agent for any reason, they shall be marked as cancelled and exchanged in accordance with this ARTICLE II, except as otherwise required by Law.

(e) No Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fraction of a IPC Common Share will be issued in connection with the Amalgamation, and in lieu thereof any shareholder of Max who would otherwise have been entitled to a fraction of a IPC Common Share, shall be paid upon surrender of title to Max Common Shares for exchange (and after taking into account and aggregating Max Common Shares represented by all Max Certificates surrendered by such holder, or as set out in the Max Share Register, as applicable) cash in an amount (without interest) equal to the product obtained by multiplying (i) the fractional share interest to which such shareholder (after taking into account and aggregating all Max Common Shares represented by all Max Certificates surrendered by such shareholder or as set out in the Max Share Register, as applicable) would otherwise be entitled by (ii) the Average IPC Share Price (as defined in Section 8.13(a)).

(f) Lost, Stolen or Destroyed Certificates. In the event any Max Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, the Amalgamation Consideration and any dividends or other distributions as may be required pursuant to this ARTICLE II in respect of the Max Common Shares represented by such lost, stolen or destroyed certificates; provided that IPC may, in its reasonable discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against IPC or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed.

(g) Termination of Exchange Fund. Unless a longer period is prescribed by applicable Law or IPC’s agreement with the Exchange Agent, any portion of the Exchange Fund that remains undistributed to the shareholders of Max for six months after the Effective Time shall be delivered to IPC, upon demand, and any shareholders of Max who have not theretofore complied with this ARTICLE II shall thereafter look only to IPC for payment of their claim for the Amalgamation Consideration and any dividends or distributions with respect to IPC Common Shares.

(h) No Liability. To the extent allowed under applicable Law, any Amalgamation Consideration and any dividends or distributions with respect to IPC Common Shares comprising the Amalgamation Consideration that remain undistributed to the shareholders of Max shall be delivered to and become the property of IPC on the day immediately prior to the day that such property is required to be delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law. None of IPC, Amalgamation Sub, Amalgamated Company or the Exchange Agent shall be liable to any shareholder of Max for any such property delivered to IPC or to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(i) Withholding. The Exchange Agent, IPC and the Amalgamated Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this

Agreement to any shareholder of Max such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable tax Law. To the extent that amounts are so withheld by the Exchange Agent, IPC or the Amalgamated Company, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Max Common Shares in respect of which such deduction and withholding was made. The parties agree to cooperate with each other for purposes of determining whether any taxes are required to be withheld with respect to the Amalgamation.

2.3 Max Equity Awards.

(a) Max Stock Options. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the transactions contemplated by this Agreement and without any action on the part of any holder of any outstanding option to purchase Max Common Shares under any Max Share Plan (as defined in Section 3.2(a)), whether vested or unvested, exercisable or unexercisable (each, a “Max Share Option”), each Max Share Option that is outstanding and unexercised immediately prior thereto shall cease to represent a right acquire Max Common Shares and shall be converted into an option (a “New Option”) to purchase, on the same terms and conditions as were applicable under the terms of the Max Share Plan under which the Max Share Option was granted and the applicable award agreement thereunder (taking into account any accelerated vesting thereunder), such number of IPC Common Shares and at an exercise price per share determined as follows:

(1) Number of Shares. The number of IPC Common Shares subject to a New Option shall be equal to the product of (A) the number of Max Common Shares subject to such Max Share Option immediately prior to the Effective Time and (B) the Exchange Ratio, the product being rounded, if necessary, to the nearest whole share; and

(2) Exercise Price. The exercise price per IPC Common Share purchasable upon exercise of a New Option shall be equal to (A) the per share exercise price of the Max Share Option divided by (B) the Exchange Ratio, the quotient being rounded, if necessary, to the nearest cent.

The foregoing adjustments shall (i) in the case of any Max Share Option that is intended to be an “incentive stock option” under Section 422 of the Code, be determined in a manner consistent with the requirements of Section 424(a) of the Code and (ii) in the case of any Max Share Option that is not intended to be an “incentive stock option,” be determined in a manner consistent with the requirements of Section 409A of the Code.

(b) Max Other Awards. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the transactions contemplated by this Agreement and without any action on the part of any holder of any outstanding right of any kind, contingent or accrued, to acquire or receive Max Common Shares or benefits measured by the value of Max Common Shares, and each outstanding award of any kind consisting of Max Common Shares, in each case that may be held, awarded, outstanding, payable or reserved for issuance under any Max Share Plan and any other Max Benefit Plan (as defined in Section 8.13(a))), other than Max Share Options (the “Max Other Awards”), shall be deemed to be converted into the right to acquire or receive benefits measured by the value of (as the case may be) the number of IPC Common Shares equal to the product (rounded, if necessary, to the nearest whole number) of (x) the number of Max Common Shares subject to such Max Other Award immediately prior to the Effective Time and (y) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such right shall otherwise be subject to the same terms and conditions as were applicable to the rights under the relevant Max Share Plan or other Max Benefit Plan and the applicable award agreement thereunder (taking into account any accelerated vesting thereunder) immediately prior to the Effective Time.

(c) Corporate Actions. Before the Effective Time, Max, or its board of directors or an appropriate committee thereof, shall take all action necessary on its part to give effect to the provisions of Sections 2.3(a) and (b) and shall take such other actions reasonably requested by IPC to give effect to the foregoing (including obtaining the consent of the holder of or amending the terms of any Max Share Options, Max Other Awards or any Max Share Plan). Max shall take all actions necessary to ensure that, from and after the Effective Time, none of Max, IPC, the Amalgamated Company or any of their respective subsidiaries will be required to deliver Max Common Shares or other capital stock of Max to any person pursuant to or in settlement of Max Share Options or Max Other Awards at or after the Effective Time.

(d) Registration. If registration of any interests in the Max Share Plans or any other Max Benefit Plan or the IPC Common Shares issuable thereunder is required under the Securities Act, IPC shall file with the SEC within five business days after the Effective Time a registration statement on Form S-8 (or any successor or other appropriate forms) with respect to such interests of IPC Common Shares, and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or the prospectuses contained therein) for so long as the relevant Max Share Plans or other Max Benefit Plans, as applicable, remain in effect and such registration of interests therein or the IPC Common Shares issuable thereunder continues to be required.

(e) Notice to Equity Award Holders. As soon as practicable after the Effective Time, IPC shall deliver to the holders of Max Share Options and Max Other Awards appropriate notices setting forth such holders’ rights pursuant to any Max Share Plan or Max Benefit Plan and agreements evidencing such Max Share Options and Max Other Awards and stating that the Max Share Plans or Max Benefit Plans and such Max Share Options and Max Other Awards and agreements have been assumed by IPC and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.3 after giving effect to the Amalgamation and the terms of the Max Share Plans or Max Benefit Plans).

2.4 Max Warrants

(a) Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the transactions contemplated by this Agreement and without any action on the part of any holder of any outstanding warrant to purchase Max Common Shares issued pursuant to the Exchange Agreement, dated as of June 13, 2003 among Max Capital Group Ltd. (f/k/a Max Re Capital Ltd.) and Moore Holdings, LLC (a true and correct copy of which warrant Max has provided to IPC prior to the date of this Agreement) or that were issued (in substantially the form of the warrant filed as Exhibit 4.3 to the Form S-1 Registration Statement filed by Max with the SEC on July 6, 2001) to the other persons listed on Section 2.4 of the Max Disclosure Letter (all of the outstanding warrants to purchase Max Common Shares, collectively, the “Max Warrants”), each Max Warrant that is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire Max Common Shares and shall be converted into a new warrant (a “New Warrant”) to purchase, on substantially the same terms and conditions as were applicable under the terms of the Max Warrant under which the Max Warrant was granted, such number of IPC Common Shares and at an exercise price per share determined as follows:

(i) Number of Shares. The number of IPC Common Shares subject to a New Warrant shall be equal to the product of (A) the number of Max Common Shares subject to such Max Warrant immediately prior to the Effective Time and (B) the Exchange Ratio, the product being rounded, if necessary, to the nearest whole share; and

(ii) Exercise Price. The exercise price per IPC Common Share purchasable upon exercise of a New Warrant shall be equal to (A) the per share exercise price of the Max Warrant divided by (B) the Exchange Ratio, the quotient being rounded, if necessary, to the nearest cent.

(b) The foregoing notwithstanding, the parties hereby acknowledge and agree that the Max Warrants require that Max, prior to the Closing:

(i) make appropriate provisions (in form and substance satisfactory to the Max Warrant holders) to insure that the Max Warrant holders shall therafter have the right to acquire and receive, in lieu of Max Common Shares immediately theretofore acquirable and receivable upon the exercise of such Max Warrant, such IPC Common Shares that such Max Warrant holder would have been entitled to receive if such Max Warrant holder had exercised the Max Warrant immediately prior to the Amalgamation;

(ii) make appropriate provisions (in form and substance satisfactory to the Max Warrant holders) to insure that the provisions of Section 2 of such Max Warrants shall thereafter be applicable to the New Warrants and that there is an immediate adjustment of the “Exercise Price” (as defined in such Max Warrant) to the value for the Max Common Shares reflected by the terms of the Amalgamation, and a corresponding immediate adjustment in the number of IPC Common Shares acquirable and receivable upon exercise of the New Warrants, if the value so reflected is less than the Exercise Price in effect immediately prior to the Amalgamation; and

(iii) use reasonable efforts to cause the Amalgamated Company to assume by written instrument (in form and substance reasonably satisfactory to the Max Warrant holders), the obligation to deliver to the Max Warrant holders such shares, securities or assets as, in accordance with such Max Warrants, that such New Warrant holders may be entitled to acquire.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Except as (i) set forth in the correspondingly identified subsection of the disclosure letter delivered by Max to IPC simultaneously with the execution of this Agreement (the “Max Disclosure Letter”) or the disclosure letter delivered by IPC to Max simultaneously with the execution of this Agreement (the “IPC Disclosure Letter” and each of the Max Disclosure Letter and the IPC Disclosure Letter, a “Disclosure Letter”), as the case may be, or (ii) disclosed in the relevant party’s SEC Documents filed with the SEC on or after January 1, 2008 and prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section or forward-looking statements contained therein), Max hereby represents and warrants to IPC, and IPC (and Amalgamation Sub with respect to Sections 3.1(a), 3.1(c), 3.3 and 3.9(c)) hereby represents and warrants to Max, to the extent applicable, in each case with respect to itself and its subsidiaries, as follows:

3.1 Organization, Standing and Power.

(a) Each of it and its subsidiaries is a company or other legal entity duly organized and validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of its jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The copies of its memorandum of association and bye-laws incorporated by reference in its Form 10-K for the year ended December 31, 2008, are true, complete and correct copies of such documents, are in full force and effect and have not been amended or otherwise modified, except as they may be or have been amended or otherwise modified pursuant to the IPC Bye-Law Amendments (as defined in Section 3.9(b)) or the Max Bye-Law Amendment (as defined in Section 3.9(a)), as applicable.

(c) IPC and Amalgamation Sub represent to Max that: (i) true and complete copies of the memorandum of association and bye-laws of Amalgamation Sub, each as in effect as of the date of this Agreement, have previously been made available to Max, (ii) Amalgamation Sub was formed by IPC solely for the purpose of effecting the Amalgamation and the other transactions contemplated by this Agreement, and (iii) Amalgamation Sub has not conducted any business prior to the date hereof and has no, and immediately prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement.

3.2 Capital Structure.

(a) Its authorized share capital and outstanding common shares as of the date set forth in the corresponding section of its Disclosure Letter, including any shares reserved for issuance upon the exercise or payment of outstanding warrants and outstanding stock options or other equity related awards (such stock option and other equity-based award plans, agreements and programs, collectively, in the case of Max, the “Max Share Plans” and, in the case of IPC, the “IPC Share Plans”), is described in the corresponding section of its Disclosure Letter. In the case of Max, none of its Common Shares are held by it or by its subsidiaries. In the case of IPC, its Common Shares that are held by it and its subsidiaries are described in the corresponding section of its Disclosure Letter. All of its outstanding Common Shares have been duly authorized and validly issued and are fully paid and non-assessable and not subject to preemptive rights. Section 3.2(a) of its Disclosure Letter sets forth a list of all warrants, options, restricted stock, restricted stock units or other equity awards outstanding as of the date hereof.

(b) From January 1, 2009 to the date hereof, it has not issued or permitted to be issued any common shares, share appreciation rights or securities exercisable or exchangeable for or convertible into shares in its or any of its subsidiaries’ share capital.

(c) It or one of its wholly-owned subsidiaries owns all of the issued and outstanding shares in the share capital of its subsidiaries, beneficially and of record, and all such shares are fully paid and nonassessable, are not subject to preemptive rights and are free and clear of any claim, lien or encumbrance.

(d) No bonds, debentures, notes or other indebtedness having the right to vote (or which are convertible into or exercisable for securities having the right to vote) on any matters on which shareholders may vote (“Voting Debt”) of it or any of its subsidiaries are issued or outstanding.

(e) Except for options or other equity-based awards issued or to be issued under the Max Share Plans (in the case of Max) or the IPC Share Plans (in the case of IPC), there are no options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character to which it or any of its subsidiaries is a party or by which it or any such subsidiary is bound (i) obligating it or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the share capital or any Voting Debt or other equity rights of it or any of its subsidiaries, (ii) obligating it or any of its subsidiaries to grant, extend or enter into any such option, warrant, call, convertible or exchangeable security, right, commitment or agreement or (iii) that provide the economic equivalent of an equity ownership interest in it or any of its subsidiaries.

(f) None of it or any of its subsidiaries is a party to any member or shareholder agreement, voting trust agreement or registration rights agreement relating to any equity securities of it or any of its subsidiaries or any other agreement relating to disposition, voting or dividends with respect to any equity securities of it or any of its subsidiaries. There are no outstanding contractual obligations of it or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares in the share capital of it or any of its subsidiaries.

(g) Since January 1, 2009 through the date of this Agreement, it has not declared, set aside, made or paid to its shareholders dividends or other distributions on the outstanding shares in its share capital.

(h) It has not waived any voting cut-back, transfer restrictions or similar provisions of its or its subsidiaries’ bye-laws with respect to any of its or their shareholders, except for such waivers set forth in its bye-laws.

3.3 Authority; Non-Contravention.

(a) It has all requisite corporate power and authority to enter into this Agreement and, subject to the approval of this Agreement by the Required Max Vote (as defined in Section 3.10(b)) (in the case of Max) or the Required IPC Vote (as defined in Section 3.10(a)) (in the case of IPC), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on its part and no other corporate proceedings on its part are necessary to authorize this Agreement and consummate the transactions contemplated hereby, subject to the Required Max Vote (in the case of Max) or the Required IPC Vote (in the case of IPC). This Agreement has been duly executed and delivered by it and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding obligation of it, enforceable against it in accordance with its terms, except to the extent enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and by general equitable principles.

(b) Neither the execution and delivery of this Agreement by it nor the consummation by it of the transactions contemplated hereby, nor compliance by it with any of the terms or provisions hereof, will (i) violate any provision of the memorandum of association or bye-laws of it (as they may be or have been amended or otherwise modified, in the case of IPC, pursuant to the IPC Bye-Law Amendments and in the case of Max, pursuant to the Max Bye-Law Amendment) or the memorandum of association, bye-laws or equivalent organizational documents of any of its subsidiaries or (ii) assuming that the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Section 3.3(c) are duly obtained or made, (A) violate any Law (as defined in Section 3.5(a)) applicable to it or any of its subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the cancellation, suspension, non-renewal or termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon (1) any Permit (as defined in Section 3.5(a)) or (2) any of the respective properties or assets of it or any of its subsidiaries under, any of the terms, conditions or provisions of any loan or credit agreement, note, mortgage, indenture, lease, Max Benefit Plan (in the case of Max) or IPC Benefit Plan (as defined in Section 8.13(a)) (in the case of IPC) or other agreement, obligation or instrument to which it or any of its subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (with respect to clause (ii)) for such violations, conflicts or breaches that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority,

body, agency, official or instrumentality, domestic or foreign, or self-regulatory organization or other similar non-governmental regulatory body (each, a “Governmental Entity”), is required to be made or obtained by it or any of its subsidiaries in connection with the execution and delivery of this Agreement by it or the consummation by it of the transactions contemplated hereby, except for (i) the filing of the Amalgamation Application and related attachments with the Registrar, (ii) the written notification to the Bermuda Monetary Authority regarding IPC’s acquisition of the Max Common Shares, (iii) such other applications, filings, authorizations, orders and approvals as may be required under applicable Laws (including all applicable Insurance Laws) of any jurisdiction and any approvals thereof, which are set forth in Section 3.3(c) of its Disclosure Letter, (iv) the filing with the SEC of such registrations, prospectuses, reports and other materials as may be required in connection with this Agreement and the transactions contemplated hereby, including the Joint Proxy Statement/Prospectus (as defined in Section 5.1(a), and the obtaining from the SEC of such orders as may be required in connection therewith, (v) compliance with any applicable requirements of NASDAQ, (vi) in the case of IPC, such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various jurisdictions in connection with the issuance of the IPC Common Shares pursuant to this Agreement, and (vii) for any other such consent, approval, order or authorization of, or registration, declaration or filings, the failure of which to obtain or make would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

3.4 SEC Documents; Regulatory Reports; Undisclosed Liabilities.

(a) It and its subsidiaries have timely filed all required reports, schedules, registration statements and other documents with the SEC since January 1, 2008 (the “SEC Documents”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Documents, and none of its or its subsidiaries’ SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of it and its subsidiaries included in its SEC Documents complied, as of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein) and fairly present in all material respects the consolidated financial position of it and its consolidated subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown. As of the date hereof, there are no outstanding written comments from the SEC with respect to its SEC Documents.

(b) Except for (i) those liabilities that are reflected or reserved for in its consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the SEC prior to the date of this Agreement, (ii) liabilities and obligations incurred pursuant to this Agreement, (iii) liabilities incurred since December 31, 2008 (1) in the ordinary course of business (including claims and any related litigation or arbitration arising in the ordinary course of business under Policies (as defined in Section 3.12(g)) or (2) pursuant to any Reinsurance Agreements (as defined in Section 3.12(d)) issued or assumed, as the case may be, by one of its Insurance Entities (as defined in Section 3.12(a)) for which adequate claims reserves have been established), and (iv) liabilities which have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, it and its subsidiaries do not have, and since December 31, 2008, it and its subsidiaries have not incurred, any liabilities or obligations of any nature whatsoever (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in its financial statements in accordance with GAAP).

3.5 Compliance with Applicable Laws and Reporting Requirements. Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) It and its subsidiaries hold in full force and effect all permits, certifications, registrations, permissions, consents, franchises, concessions, licenses, variances, exemptions, orders, approvals and authorizations of all Governmental Entities necessary for the ownership and conduct of the business of it and its subsidiaries (including any insurance licenses or permissions from insurance regulatory authorities) in each of the jurisdictions in which it or its subsidiaries currently conduct or operate its business (the “Permits”), and it and its subsidiaries are in compliance with the terms and requirements of its Permits and any applicable law, statute, ordinance, common law, arbitration award, or any rule, regulation, judgment, order, writ, injunction, decree, agency requirement or published interpretation of any Governmental Entity, including all relevant bye-laws and regulations of the Council and Society of Lloyd’s incorporated under the Lloyd’s Act of 1871 to 1982 of England and Wales (“Lloyd’s”) in each of the jurisdictions in which it or its subsidiaries currently conduct business or operate (collectively “Laws”). The businesses of it and its subsidiaries have not been, and are not being, conducted in violation of any applicable Laws (including the USA PATRIOT Act of 2001, as amended, the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd 1 et seq., as amended (or any other similar applicable foreign, federal, or state legal requirement), anti-money laundering laws, anti-terrorism laws, all applicable requirements relating to the sale, issuance, marketing, advertising and administration of insurance products (including licensing and appointments) and all Laws regulating the business and products of insurance and all applicable orders and directives of insurance regulatory authorities (the “Insurance Laws”) and all applicable laws or other legal requirements relating to the retention of e-mail and other information). It and its subsidiaries have not received, at any time since January 1, 2007, any written notice or communication from any Governmental Entity regarding any actual, alleged, or potential violation of, or a failure to comply with, any Laws or the terms and requirements of any Permit or any actual or potential revocation, withdrawal, suspension, cancellation, modification, or termination of any Permit. All applications required to have been filed for the renewal of each Permit or other filings required to be made with respect to each Permit held by it or its subsidiaries have been duly filed on a timely basis with the appropriate Governmental Entity.

(b) It has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to it, including its consolidated subsidiaries, is made known to its principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting its principal executive officer and principal financial officer to material information required to be included in its periodic reports under the Exchange Act and ensure that the information required to be disclosed in its SEC Documents is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. It and its subsidiaries maintain a system of internal controls over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The records, systems, controls, data and information of it and its subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of it or its subsidiaries or accountants (including all means of access thereto and therefrom) and are held or maintained in such places as may be required under all applicable Laws (including Insurance Laws). It has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to its auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect its ability to record, process, summarize and report financial information and (ii) any fraud that involves management or other employees who have a significant role in internal controls. It has made available to the other party a summary of any such disclosure made by management to its auditors and audit committee since January 1, 2007.

(c) There are no outstanding loans or other extensions of credit made by it or any of its subsidiaries to any of its executive officers (as defined in Rule 3b-7 under the Exchange Act) or directors.

(d) Since January 1, 2007, it has complied with the applicable listing and corporate governance rules and regulations of NASDAQ.

(e) Neither it nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among it and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, it or any of its subsidiaries in the SEC Documents.

3.6 Legal and Arbitration Proceedings and Investigations. Except for litigation or arbitration arising in the ordinary course of business from claims under Policies or Reinsurance Agreements issued or assumed, as the case may be, by one of its Insurance Entities for which adequate claims reserves have been established, there are no claims, suits, actions, proceedings, arbitrations or other proceedings whether judicial, arbitral or administrative, civil or criminal

(“Legal Proceedings”) pending or, to its knowledge, threatened, against it or any of its subsidiaries, any present or former officer, director or employee thereof in his or her capacity as such or any person for whom it or its subsidiaries may be liable or any of their respective properties, that, if determined or resolved adversely against it, would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, nor are there any writs, judgments, decrees, injunctions, rules or orders of any Governmental Entity or arbitrator binding upon it or any of its subsidiaries or any of their respective assets or properties that would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. To its knowledge, since January 1, 2007, there have been no formal or informal SEC inquiries, investigations or subpoenas, other Governmental Entity inquiries or investigations or internal investigations or material whistle-blower complaints pending or otherwise threatened involving it or its subsidiaries or any current or former officer or director thereof in his or her capacity as such, other than, in each case, those that if determined or resolved adversely against it would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

3.7 Taxes.

(a) All material Tax Returns (as defined in Section 8.13(a)) required by applicable Law to be filed with any Taxing Authority (as defined in Section 8.13(a)) by, or on behalf of, it or any of its subsidiaries have been filed when due (taking into account extensions of time to file) in accordance with all applicable Laws, and all such Tax Returns are true, correct and complete in all material respects. All such Tax Returns have been examined by the appropriate Taxing Authority or the period for assessment of the Taxes (as defined in Section 8.13(a)) in respect of which such Tax Returns were required to be filed has expired.

(b) There are no liens for any Taxes upon the assets of it or any of its subsidiaries, other than (i) statutory liens for Taxes not yet due and payable or (ii) liens which are being contested in good faith by appropriate proceedings, for which adequate reserves have been established on its financial statements in accordance with GAAP and Applicable SAP.

(c) It and each of its subsidiaries have paid or have withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable, and have established in accordance with GAAP and Applicable SAP an adequate accrual for all material Taxes not yet due and payable.

(d) There is no claim, audit, action, suit, proceeding, examination or investigation now pending or, to its knowledge, threatened against or with respect to it or any of its subsidiaries in respect of any Tax or Tax Asset (as defined in Section 8.13(a)), and any deficiencies asserted or assessments made as a result of any claim, audit, suit, proceeding, examination or investigation have been paid in full.

(e) It and each of its subsidiaries have withheld all material amounts required to have been withheld by them in connection with amounts paid or owed to (or any benefits or property provided to) any employee, independent contractor, creditor, shareholder or any other third party; such withheld amounts were either duly paid to the appropriate Taxing Authority or set aside in accounts for such purpose. It and each of its subsidiaries have reported such withheld amounts to the appropriate Taxing Authority and to each such employee, independent contractor, creditor, shareholder or any other third party, as required under Law.

(f) Neither it nor any of its subsidiaries is a party to a Tax allocation, sharing, indemnity or similar agreement (other than indemnities included in ordinary course employment contracts or leases) that will require any payment by it or any of its subsidiaries of any Tax of another person after the Closing Date.

(g) Neither it nor any of its subsidiaries has entered into a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4, and neither it nor any of its subsidiaries has been a “material advisor” to any such transactions within the meaning of Section 6111 of the Code.

(h) Neither it nor any of its subsidiaries (i) has filed any extension of time within which to file any Tax Returns that have not been filed, (ii) has entered into any agreement or other arrangement waiving or extending the statute of limitations or the period of assessment or collection of any material Taxes, (iii) has granted any power of attorney that is in force with respect to any matters relating to any material Taxes, (iv) has applied for a ruling from a Taxing Authority relating to any material Taxes that has not been granted or has proposed to enter into an agreement with a Taxing Authority that is pending, or (v) has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) or been issued any private letter rulings, technical advance memoranda or similar agreement or rulings by any Taxing Authority.

(i) None of its subsidiaries is now or has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(j) Neither it nor any of its subsidiaries has agreed to, requested, or is required to include any adjustment under Section 481 of the Code (or any corresponding provision of applicable Law) by reason of a change in accounting method or otherwise.

(k) Neither it nor any of its subsidiaries has elected to be a pass-through entity for U.S. federal income tax purposes.

(l) Neither it nor any of its subsidiaries organized outside the United States has ever been engaged in a trade or business in the United States within the meaning of Section 864(b) of the Code or has ever had a permanent establishment in the United States within the meaning of the tax treaty between the United States and Bermuda.

(m) Neither it nor any of its subsidiaries has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return.

(n) Neither it nor any of its subsidiaries has been a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(o) It and each of its subsidiaries currently satisfies (assuming the relevant taxable year ended on the date this representation is being given), and expects to satisfy with respect to the taxable year in which the Closing Date falls, either or both of the exceptions described in

Sections 953(c)(3)(A) and (B) of the Code so that none of its “United States shareholders” (within the meaning of Section 953(c) of the Code) will be required to include in income any of its or its subsidiaries’ “related person insurance income” (within the meaning of Section 953(c)(2) of the Code) by operation of Sections 951(a) and 953(c)(5) of the Code.

(p) Neither it nor any of its subsidiaries has received any notice or inquiry from any Governmental Entity outside of Bermuda to the effect that any of it or its subsidiaries that are domiciled or formed in Bermuda are subject to any Tax other than excise taxes or any Tax assessed by Bermuda.

(q) Other than as disclosed with respect to Section 3.7(l) or Section 3.7(p), it and each of its subsidiaries has never been subject to net basis taxation in any country, or been tax resident or tax domiciled in any country, other than the country in which it and each of its subsidiaries, respectively, is organized.

(r) Neither it nor any of its subsidiaries organized outside the United Kingdom has or has ever had a permanent establishment in the United Kingdom for United Kingdom Tax purposes.

(s) No material transaction or arrangement involving it or any of its subsidiaries has taken place or is in existence which is such that it has resulted, or is reasonably likely to result, in the income, profits or gains of it or of any subsidiary being adjusted for Tax purposes in any jurisdiction in accordance with applicable transfer pricing or thin capitalization laws.

(t) As of the date of this Agreement, neither it nor any of its subsidiaries has taken or agreed to take any action, or is aware of any agreement, plan or circumstance, that, to its knowledge, would reasonably be expected to prevent the Amalgamation from constituting a “reorganization,” within the meaning of Section 368(a) of the Code.

3.8 Absence of Certain Changes or Events. Since January 1, 2009, (i) there has not been any event, change, circumstance, state of facts or effect, alone or in combination, that has had or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect and (ii) it has not taken any action or failed to take any action that would have resulted in a breach in any material respect of Section 4.1 had such section been in effect since January 1, 2009.

3.9 Board Approval.

(a) In the case of Max, the board of directors of Max, by resolutions duly adopted by unanimous vote at a meeting duly called and held, has (i) determined the fair value of the Max Common Shares in accordance with the Companies Act and deemed it fair to, advisable to and in the best interests of Max to enter into this Agreement and to consummate, the Amalgamation and the other transactions contemplated hereby, (ii) adopted this Agreement and the Amalgamation Agreement and authorized and approved the Amalgamation and the other transactions contemplated by this Agreement, (iii) recommended that the shareholders of Max vote in favor of matters constituting the Required Max Vote (as defined in Section 3.10(b)) (the “Max Recommendation”) and (iv) determined that the amendments to Max’s bye-laws set forth in Exhibit E (the “Max Bye-Law Amendment”) are advisable to and in the best interests of Max, and directed that such matters be submitted for consideration by Max shareholders at the Max Shareholders Meeting (as defined in Section 5.1(b)).

(b) In the case of IPC, the board of directors of IPC, by resolutions duly adopted by unanimous vote at a meeting duly called and held, has (i) determined that the amendments to IPC’s bye-laws set forth in Exhibit F which, if approved, shall be effective as of the Effective Time (collectively, the “IPC Bye-Law Amendments”) and the change in IPC’s name in accordance with Section 1.7 (the “Name Change”) are advisable to and in the best interests of IPC, (ii) adopted a resolution authorizing and approving the IPC Bye-Law Amendments and the Name Change and nominating the Post-Closing Directors identified in Part B of Exhibit B and any other Post-Closing Director who was not previously elected for a term expiring at IPC’s 2010 annual general meeting, to serve immediately following the Effective Time as directors of IPC, (iii) deemed it fair to, advisable and in the best interests of IPC to enter into this Agreement and to consummate the Share Issuance and the other transactions contemplated hereby, (iv) adopted this Agreement and authorized and approved the Share Issuance, and (v) recommended that the shareholders of IPC vote in favor of the matters constituting the Required IPC Vote (the “IPC Recommendation”) and directed that such matters be submitted for consideration by IPC shareholders at the IPC Shareholders Meeting (as defined in Section 5.1(c)).

(c) In the case of IPC, the board of directors of Amalgamation Sub, by unanimous written consent without a meeting, has (i) determined that this Agreement and the Amalgamation are advisable and in the best interests of Amalgamation Sub and its sole shareholder, (ii) adopted this Agreement and authorized and approved the Amalgamation and (iii) recommended that the sole shareholder of Amalgamation Sub approve such matters. The sole shareholder of Amalgamation Sub has approved this Agreement, the Amalgamation and the other transactions contemplated hereby.

3.10 Vote Required.

(a) In the case of IPC, the affirmative vote of a majority of the votes cast at a meeting of the shareholders of IPC at which a quorum is present in accordance with the bye-laws of IPC to approve the IPC Bye-Law Amendments, the Name Change, the Share Issuance and the election of the Post-Closing Directors who are identified in Part B of Exhibit B and any other Post-Closing Director who was not previously elected for a term expiring at IPC’s 2010 annual general meeting (together, the “Required IPC Vote”) is the only vote of the holders of any class or series of IPC capital stock necessary to approve the transactions contemplated hereby.

(b) In the case of Max, the affirmative vote of a majority of the votes cast at a meeting of the shareholders of Max at which a quorum is present in accordance with the bye-laws of Max, in each case, to approve the Max Bye-Law Amendment and, assuming approval of the Max Bye-Law Amendment, adopt this Agreement and approve the Amalgamation (provided, however, if the Max Bye-Law Amendment is not approved, the affirmative vote of three-fourths of the votes cast at such meeting shall be required to adopt this Agreement and approve the Amalgamation) (the “Required Max Vote” and, together with the Required IPC Vote, the “Required Shareholder Votes”) is the only vote of the holders of any class or series of Max share capital necessary to approve this Agreement and the transactions contemplated hereby (including the Amalgamation).

3.11 Agreements with Regulators. Except as required by Insurance Laws of general applicability and the insurance licenses maintained by its Insurance Entities or as does not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, there are no written agreements, memoranda of understanding, commitment letters or similar undertakings binding on it or any of its subsidiaries or to which it or any of its subsidiaries is a party, on one hand, and any Governmental Entity is a party or addressee, on the other hand, or any orders or directives by, or supervisory letters or cease-and-desist orders from, any Governmental Entity, nor has it nor any of its subsidiaries adopted any board resolution at the request of any Governmental Entity, in each case specifically with respect to it or any of its subsidiaries, which (a) limit the ability of it or any of its Insurance Entities to issue Policies or enter into Reinsurance Agreements; (b) require any divestiture of any investment of any subsidiary; (c) in any manner relate to the ability of any of its subsidiaries to pay dividends; (d) require any investment of its Insurance Entities to be treated as non-admitted assets (or the local equivalent) or (e) otherwise restrict the conduct of business of it or any subsidiary, nor has it been advised by any Governmental Entity that it is contemplating any such undertakings.

3.12 Insurance Matters.

(a) Each of its subsidiaries which by virtue of its operations and activities is required to be licensed as an insurance company, insurance intermediary, Lloyd’s corporate member or Lloyd’s managing agent (collectively, the “Insurance Entities”) is listed in Section 3.12 of its Disclosure Letter, together with the jurisdiction of domicile thereof. None of its Insurance Entities is commercially domiciled in any other jurisdiction or is otherwise treated as domiciled in a jurisdiction other than that of its incorporation. It conducts all of its insurance operations that are required to be conducted through a licensed insurance company or insurance intermediary, through its Insurance Entities, each of which is duly licensed or authorized as an insurance company, and/or, where applicable, a reinsurer, insurance intermediary, Lloyd’s corporate member or Lloyd’s managing agent, in its jurisdiction of incorporation and each other jurisdiction where it is required to be so licensed or authorized and is duly licensed or authorized in each such jurisdiction for each line of business written therein, except where the failure to so conduct its insurance operations or the failure of its Insurance Entities to be so licensed or authorized has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Since January 1, 2007, each of its Insurance Entities has timely filed or submitted all annual and, to the extent applicable Law requires, quarterly and other periodic statements, together with all exhibits, interrogatories, notes, schedules and any actuarial opinions, affirmations or certifications or other supporting documents in connection therewith, required to be filed with or submitted to the appropriate insurance regulatory authorities of the jurisdiction in which it is domiciled or commercially domiciled on forms prescribed or permitted by such authority (as filed through the date hereof and thereafter, collectively, the “Statutory Statements”), except, in each case, as has been cured or resolved to the satisfaction of such insurance regulatory authority without imposition of any material penalty or as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

It has delivered or made available to the other parties, to the extent permitted by applicable Laws, (i) true and complete copies of all annual Statutory Statements filed with Governmental Entities for each of its Insurance Entities for the periods beginning January 1, 2007 through the date hereof and, once duly and timely filed, thereafter, and the quarterly Statutory Statements for each of its Insurance Entities for the quarterly periods ended September 30, 2008 through the date hereof and, once duly and timely filed, thereafter, each in the form (including exhibits, annexes and any amendments thereto) filed with the applicable insurance regulatory authority and (ii) true and complete copies of all examination reports (and has notified the other party of any pending examinations) of any insurance regulatory authorities received by it on or after January 1, 2007 through the date hereof relating to its Insurance Entities. Financial statements included in its Statutory Statements were prepared in conformity with Applicable SAP, consistently applied for the periods covered thereby, were prepared in accordance with the books and records of the applicable Insurance Entity, and present fairly in all material respects the statutory financial position of the relevant Insurance Entity as of the respective dates thereof and the results of operations, cash flows, and changes in capital and surplus (or stockholders’ equity, as applicable) of such Insurance Entity for the respective periods then ended. Its Statutory Statements complied in all material respects with all applicable Laws when filed or submitted and no material violation or deficiency has been asserted in writing by any Governmental Entity with respect to any of its Statutory Statements that have not been cured or otherwise resolved to the satisfaction of such Governmental Entity. The statutory balance sheets and income statements included in its annual Statutory Statements have been audited by its independent auditors, and it has delivered or made available to the other party true and complete copies of all audit opinions related thereto for periods beginning January 1, 2007 through the date hereof. Except as indicated therein, all assets that are reflected on its subsidiaries’ Statutory Statements comply in all material respects with all applicable Insurance Laws regulating the investments of Insurance Entities and all applicable Insurance Laws with respect to admitted assets and are in amount at least equal to the minimum amount required by applicable Insurance Laws. The financial statements included in its Statutory Statement accurately reflect in all material respects the extent to which, pursuant to applicable Laws and Applicable SAP, the applicable Insurance Entity is entitled to take credit for reinsurance (or any local equivalent concept).

(c) The loss reserves and other actuarial amounts of each of its Insurance Entities contained in its Statutory Statements: (i) were determined in accordance with generally accepted actuarial standards and principles consistently applied (except as otherwise noted in such financial statements), (ii) complied in all material respects with applicable Laws and were computed on the basis of methodologies consistent with those used in computing the corresponding reserves in the prior fiscal years, except as otherwise noted in the financial statements and notes thereto included in such Statutory Statements, and (iii) include provisions for all actuarial reserves and related items which are required to be established in accordance with applicable Law. To its knowledge, no facts or circumstances exist which would necessitate any material increase in the statutorily required reserves above those reflected in the most recent balance sheet included in the Statutory Statements.

(d) Prior to the date of this Agreement, it has made available to the other party true and complete copies of all actuarial reports used as the basis for establishing the reserves for each of its subsidiary Insurance Entities from and after January 1, 2007, and all material attachments, addenda, supplements and modifications thereto. To its knowledge, any information and data furnished by it or any of its subsidiaries to independent actuaries in connection with the preparation of such actuarial reports were accurate in all material respects. To its knowledge, such actuarial reports were based upon an accurate inventory of Policies and Reinsurance Agreements in force for it and its subsidiaries, as the case may be, at the relevant time of preparation and were prepared in conformity in all material respects with generally accepted actuarial principles in effect at such time (except as may be noted therein) and the projections contained therein were properly prepared in accordance with the assumptions stated therein.

(e) As of the date of this Agreement, all reinsurance or retrocession treaties or agreements, slips, binders, cover notes or other similar arrangements to which it or any of its subsidiaries is a party or under which it or any of its subsidiaries has any existing rights, obligations or liabilities (the “Reinsurance Agreements”) are, and after the consummation of the transactions contemplated hereby will continue to be, valid and binding obligations of it and its subsidiaries (to the extent they are parties thereto or bound thereby) and, to its knowledge, each other party thereto, in accordance with their terms and are in full force and effect, and it and each of its subsidiaries (to the extent they are party thereto or bound thereby) and, to its knowledge, each other party thereto has performed in all material respects all obligations required to be performed by it under each Reinsurance Agreement, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither it nor any of its subsidiaries has received notice, nor does it have knowledge, of any violation or default in respect of any obligation under (or any condition which, with the passage of time or the giving of notice or both, would result in such a violation or default), or any intention to cancel, terminate or change the scope of rights and obligations under, or not to renew, any Reinsurance Agreement, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2007, (i) neither it nor its subsidiaries have received any written notice from any party to a Reinsurance Agreement that any amount of reinsurance ceded by it or such subsidiary to such counterparty will be uncollectible or otherwise defaulted upon, (ii) to its knowledge, no party to a Reinsurance Agreement under which it or its subsidiary is the cedent is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding, (iii) to its knowledge, the financial condition of any party to a Reinsurance Agreement under which it or its subsidiary is the cedent is not impaired to the extent that a default thereunder is reasonably anticipated, (iv) there are no disputes under any Reinsurance Agreement other than disputes in the ordinary course for which adequate loss reserves have been established and (v) its relevant subsidiary is entitled under any applicable Law and Applicable SAP to take full credit in its Statutory Statements for all amounts recoverable by it pursuant to any Reinsurance Agreement under which it is the cedent and all such amounts recoverable have been properly recorded in its books and records of account (if so accounted therefor) and are properly reflected in its Statutory Statements, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f) Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, with respect to any Reinsurance Agreement for which the ceding insurer party thereto is taking credit on its most recent

Statutory Statements, to its knowledge, from and after January 1, 2007 (i) there has been no separate written or oral agreement between such ceding insurer and the assuming reinsurer that would under any circumstances reduce, limit, mitigate or otherwise affect any actual or potential loss to the parties under any such Reinsurance Agreement, other than inuring contracts that are explicitly defined in any such Reinsurance Agreement, (ii) for each such Reinsurance Agreement entered into, renewed or amended on or after January 1, 2007, for which risk transfer is not reasonably considered to be self-evident to the extent required by any applicable provisions of SSAP No. 62, documentation concerning the economic intent of the transaction and the risk transfer analysis evidencing the proper accounting treatment is available for review by the relevant Governmental Entities for each of it and its subsidiaries, (iii) its subsidiary that is a party thereto, and to its knowledge, any other party thereto, complies and has complied from and after January 1, 2007 with any applicable requirements set forth in SSAP No. 62, and (iv) such Insurance Entity has and had since January 1, 2007 appropriate controls in place to monitor the use of reinsurance and comply with the provisions of SSAP No. 62.

(g) All policies, policy forms, binders, slips, treaties, certificates, insurance or reinsurance contracts or participation agreements and other agreements of insurance or reinsurance, whether individual or group (including all applications, supplements, endorsements, riders and ancillary agreements in connection therewith) and all amendments, applications, brochures, illustrations and certificates pertaining thereto (the “Policies”), in effect as of the date of this Agreement, that are issued by it or its subsidiaries and any and all marketing materials have been, to the extent required under applicable Law, filed with or submitted to and not objected to by such Governmental Entity within the period provided for objection, and such Policies and marketing materials comply with the Insurance Laws applicable thereto and have been administered in accordance therewith, except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. All premium rates established by it or its subsidiaries that are required to be filed with or submitted to or approved by Governmental Entities have been so filed, submitted or approved, the premiums charged conform thereto and such premiums comply with the Insurance Laws applicable thereto, except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(h) To its knowledge, each insurance agent, general agent, agency, producer, broker, reinsurance intermediary, program manager, managing general agent and managing general underwriter currently selling, issuing or underwriting business for or on behalf of it or its subsidiaries (including it and its subsidiaries’ salaried employees) (each, an “Agent”) was duly licensed for the type of activity and business conducted or written, sold, produced, underwritten or managed. To its knowledge, each program manager, managing general agent, third party administrator or claims adjuster or manager, at the time such person managed or administered business (including without limitation the administration, handling or adjusting of claims) for or on behalf of it or its subsidiaries (each, an “Administrator”) was duly licensed for the type of activity conducted. To its knowledge, no Agent or Administrator has materially violated or is currently in violation in any material respect of any term or provision of any Law applicable to the writing, sale, production, underwriting or administration of business for it or its subsidiaries, except for such failures or such violations which have been cured, that have been resolved or settled through agreements with applicable Governmental Entities or that are barred by an applicable statute of limitations. Each Agent was appointed and compensated by it or its subsidiaries in compliance in all material respects with applicable Law and all processes and procedures used in making inquiries with respect of such Agent were undertaken in compliance in all material respects with applicable Law. No Agent has binding authority on behalf of it or its subsidiaries. As of the date of this Agreement, no Agent accounting individually for 1% or more of the total gross premiums of all of its Insurance Entities for the year ended December 31, 2008 has indicated to it or its subsidiaries in writing or, to its knowledge, orally that such Agent will be unable or unwilling to continue its relationship as an Agent with it or its subsidiary within twelve months after the date hereof.

(i) Each of its Insurance Entities has duly and timely filed all reports or other filings required to be filed with any insurance regulatory authority in the manner prescribed therefor under applicable Laws and Permits and no Governmental Entity has asserted any deficiency or violation with respect thereto, except as has been cured or resolved to the satisfaction of the Government Entity or except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Without limiting the foregoing, each of its and its subsidiaries’ submissions, reports or other filings under applicable insurance holding company statutes or other applicable Insurance Laws with respect to contracts, agreements, arrangements and transactions between or among Insurance Entities and their affiliates, and all contracts, agreements, arrangements and transactions in effect between any subsidiary that is an Insurance Entity and any affiliate are in compliance with the requirements of all applicable insurance holding company statutes or other such Insurance Laws and all required approvals or deemed approvals of insurance regulatory authorities with respect thereto have been received or obtained, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(j) Copies (which are complete and correct in all material respects) of all analyses, reports and other data prepared by or on behalf of any of its Insurance Entities or submitted by or on behalf of any such Insurance Entity to any insurance regulatory authority relating to risk based capital calculations or Insurance Regulatory Information Systems ratios have been provided to the other party prior to the date of this Agreement.

(k) Except for regular periodic assessments in the ordinary course of business, there are no material unpaid claims and assessments against it or its subsidiaries, whether or not due, by any insurance guaranty association (in connection with that association’s fund relating to insolvent insurers), joint underwriting association, residual market facility or assigned risk pool. No such material claim or assessment is pending and neither it nor any subsidiary has received written notice of any such material claim or assessment against it or its subsidiaries by any insurance guaranty association, joint underwriting association, residual market facility or assigned risk pool.

(l) Since November 6, 2008, Max and/or any of its subsidiaries which participate in Lloyd’s: (i) has not participated on any Lloyd’s syndicate other than syndicates 1400, 2525 and 2526; (ii) has not agreed to sell, transfer or “drop” any of its rights to participate in a Lloyd’s syndicate or offered to acquire rights to participate on a Lloyd’s syndicated; (iii) has complied with the franchise standards (including principles and minimum standards, guidance and advice) issued by Lloyd’s and (iv) all documents relating to the participation of it or any of its subsidiaries’ participation at Lloyd’s are in Lloyd’s standard form and have not been amended in any way, including the standard managing agent’s agreement, in each case, except as had not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(m) Since November 6, 2008: (i) all funds held on behalf of Lloyd’s syndicates 1400, 2525 and 2526 are held in accordance with the terms of the relevant premiums trust deed or other deposit arrangement as required by the bye-laws, regulations, codes of practice and mandatory directions and requirements governing the conduct and management of underwriting business at Lloyd’s from time to time and the provisions of any deed, agreement or undertaking executed, made or given for compliance with Lloyd’s requirements from time to time (“Lloyd’s Regulations”) and (ii) Max and/or any of its subsidiaries required to do so have complied in all material respects with all relevant regulations, directions, notices and requirements in relation to the maintenance of Funds at Lloyd’s (as defined in the Lloyd’s Membership Byelaw (No. 5 of 2005)) in accordance with Lloyd’s Regulations and any directions imposed on it or any of its subsidiaries by Lloyd’s.

3.13 Investments; Derivatives.

(a) The information provided by it to the other party related to its investment assets, including, without limitation, bonds, notes, debentures, mortgage loans, real estate, collateral loans, derivatives (including swaps, swaptions, caps, floors, foreign exchange, and options or forward agreements) and all other instruments of indebtedness, stocks, partnership or joint venture interests and all other equity interests, certificates issued by or interests in trusts, alternative investments and direct or indirect investments in hedge funds, whether entered into for its own or its subsidiaries or their customers’ accounts (such investment assets, together with all investment assets held between such date and the Closing Date are referred to herein as the “Investment Assets”) is true and complete in all material respects as of the date of this Agreement.

(b) As of the date of this Agreement, to its knowledge, none of the Investment Assets is in default in the payment of principal or interest or dividends.

(c) As of the date of this Agreement, to its knowledge, the Investment Assets comply in all material respects with, and the acquisition thereof complied in all material respects with, any and all investment restrictions under applicable Law and its Investment Policy (as hereinafter defined). Except for Investment Assets sold in the ordinary course of business consistent with past practice or as contemplated by this Agreement, each of it and its subsidiaries, as applicable, has good and marketable title to all of the Investment Assets it purports to own, free and clear of all encumbrances except Permitted Encumbrances (as defined in Section 8.13(a)). It has provided a copy of its and its subsidiaries’ policies with respect to the investment of the Investment Assets (its “Investment Policy”) to the other party prior to the date of this Agreement.

(d) To its knowledge, none of its Investment Assets is subject to any capital calls or similar liabilities, or any restrictions or suspensions on redemptions, lock-ups, “gates,” “side-pockets,” stepped-up fee provisions or other penalties or restrictions relating to withdrawals or redemptions, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) Each agreement with each investment manager or investment advisor providing services to it or any of its subsidiaries was entered into, and the performance of each investment manager is evaluated, in a commercially reasonable, arm’s length manner.

(f) Neither it nor any of its subsidiaries holds any derivative instruments, including swaps, swaptions, caps, floors, foreign exchange and option or forward agreements, whether entered into for its account, or for the account of any of its subsidiaries or their customers.

3.14 Material Contracts; Intercompany Contracts.

(a) As of the date of this Agreement, neither it nor any of its subsidiaries is a party to or bound by any contract (other than any Policy or Reinsurance Agreement) (i) that is or will be required to be filed by it as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC that is not already so filed; (ii) that limits or purports to limit in any material respect either the type of business in which it or any of its subsidiaries (or, after giving effect to the Amalgamation, IPC or any of its subsidiaries) may engage or the manner or locations in which any of them may so engage in any business; (iii) that creates a partnership, joint venture, strategic alliance or similar arrangement with respect to any of its or its subsidiaries’ material business or assets; (iv) that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement providing for or guaranteeing indebtedness in excess of $5,000,000; (v) that, individually or together with related contracts, provides for any acquisition, disposition, lease, license or use after the date of this Agreement of assets, services, rights or properties with a value or requiring annual fees in excess of $5,000,000 or that comprise more than 15% of its business on a consolidated basis; (vi) that is a collective bargaining agreement; (vii) that involves or could reasonably be expected to involve aggregate payments by or to it and/or its subsidiaries in excess of $5,000,000 in any twelve month period, except for any contract that may be cancelled without penalty or termination payments by it or its subsidiaries upon notice of 60 days or less; (viii) that includes an indemnification obligation of it or any of its subsidiaries with a maximum potential liability in excess of $5,000,000; (ix) that is an investment advisory or investment management agreement or arrangement to which it or any of its subsidiaries is a party or under which any Investment Asset is invested or managed or any third party has the right or power to make discretionary or investment decisions with respect to any Investment Asset or (x) that would or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede its ability to consummate the transactions contemplated by this Agreement or IPC’s and its subsidiaries’ ability to own and/or to conduct the businesses after the Closing. Each such contract described in clauses (i)-(x) is referred to herein as a “Material Contract”.

(b) Each Material Contract is, and after the consummation of the transactions contemplated by this Agreement will continue to be, a valid and binding obligation of it and its subsidiaries (to the extent they are parties thereto or bound thereby) enforceable against it and, to its knowledge, each other party thereto, in accordance with its terms and is in full force and effect, and it and each of its subsidiaries (to the extent they are party thereto or bound thereby) and, to its knowledge, each other party thereto has performed in all material respects all obligations required to be performed by it under each Material Contract, except where such failure to be valid and binding or such non-performance has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. Neither it nor any of its subsidiaries has received written notice, nor does it have knowledge, of any material violation or default in respect of any material obligation under (or any condition which with the passage of time or the giving of notice or both would result in such a violation or default), or any intention to cancel, terminate, change the scope of rights and obligations under or not to renew, any Material Contract.

(c) Section 3.14(c) of Max’s Disclosure Letter sets forth all contracts, agreements, notes, leases, licenses and other instruments between Max and any of its affiliates or between two or more affiliates of Max. Section 3.14(c) of IPC’s Disclosure Letter sets forth all contracts, agreements, notes, leases, licenses and other instruments between IPC and any of its affiliates or between two or more affiliates of IPC. Each Max intercompany agreement or IPC intercompany agreement, as the case may be, to which any Insurance Entity is a party has been duly approved by each Governmental Entity whose approval is required therefor, except where the failure to obtain such approval has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

3.15 Employee Benefits and Executive Compensation.

(a) It has disclosed its Compensation and Benefits Plans in Section 3.15(a) of its Disclosure Letter and it has delivered or made available, to the extent requested, to the other party prior to the date of this Agreement correct and complete copies of, (i) each of its material Compensation and Benefit Plans (as hereinafter defined), (ii) each applicable trust agreement or other funding arrangement for each such Compensation and Benefit Plan (including insurance contracts), and all amendments thereto, (iii) with respect to any such Compensation and Benefit Plan that is intended to be tax-qualified or tax-preferred under applicable Law, any applicable determination letter issued by the U.S. Internal Revenue Service and any other applicable determination document issued by any equivalent non-U.S. taxing or regulatory authority, in each case, confirming the tax-qualified or tax-preferred status of such Compensation and Benefit Plan, (iv) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports or other reports prepared for any Compensation and Benefit Plan with respect to the two most recently completed plan years, and (v) the most recent summary plan description for any Compensation and Benefit Plan and summary of any material modifications thereto.

(b) Each of its Compensation and Benefit Plans is in compliance with applicable Laws and has been administered in accordance with its terms. There are no actions, suits, investigations or claims pending, or to its knowledge, threatened or anticipated (other than routine claims for benefits) relating to any Compensation and Benefit Plan.

(c) Neither it nor any of its subsidiaries has any obligations for retiree health and retiree life benefits under any Compensation and Benefit Plan other than with respect to benefit coverage mandated by applicable Law. There has been no amendment to, announcement by it or any of its subsidiaries relating to, or change in employee participation in coverage under, any Compensation and Benefit Plan which would increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(d) None of the execution and delivery of this Agreement, the shareholder approval of the transactions contemplated hereby, the termination of the employment of any of its or its subsidiaries’ employees within a specified time of the Effective Time or the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, golden parachute, or otherwise), whether or not in conjunction with a termination of employment, becoming due to any director or any employee of it or any of its subsidiaries from it or any of its subsidiaries under any Compensation and Benefit Plan or otherwise, other than by operation of Law, (ii) increase any benefits otherwise payable under any Compensation and Benefit Plan, (iii) result in any acceleration of the time of payment or vesting of any such benefit or funding (through a grantor trust or otherwise) of any such payment or benefit, (iv) limit or restrict the right of it to merge, amend or terminate any Compensation and Benefit Plan or any related trust, (v) cause a trust for any Compensation and Benefit Plan to be required to be funded, or (vi) result in payments under any Compensation and Benefit Plan which would not be deductible under Section 280G of the Code or any equivalent non-U.S. tax Law.

(e) Each of its Compensation and Benefit Plans that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the U.S. Internal Revenue Service and nothing has occurred that could reasonably be expected to cause the loss of such qualification. Neither it nor any of its subsidiaries has engaged in a transaction with respect to any Compensation and Benefit Plan that would subject it or any of its subsidiaries to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Neither it nor any of its subsidiaries (i) has an “obligation to contribute” (as defined in ERISA Section 4212) nor have they ever had an obligation to contribute to a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)) or (ii) maintains or contributes to, or has, within six years preceding the date of this Agreement, maintained or contributed to, an “employee pension benefit plan” (as defined in Section 3(2) of ERISA).

(f) Set forth on Section 3.15(f) of the Max Disclosure Letter are the names of the Max employees who have waived 50% of their rights to accelerated vesting of their Max Share Options and Max Other Awards that would otherwise have vested in connection with the transactions contemplated under this Agreement. Max has not and will not provide any remuneration to the employees listed on Section 3.15(f) of the Max Disclosure Letter in exchange for the waiver contemplated by this Section 3.15(f).

3.16 Labor Relations and Other Employment Matters.

(a) None of its or its subsidiaries’ employees are represented by any union with respect to their employment by it or its subsidiaries, and no labor organization or group of employees of it or any of its subsidiaries has made a pending demand for recognition or certification to it or any of its subsidiaries and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to its knowledge, threatened to be brought or filed with any labor relations tribunal or authority. Since January 1, 2007, neither it nor any of its subsidiaries has experienced any material labor disputes, union organization attempts or work stoppages, slowdowns or lockouts due to labor disagreements.

(b) (i) No unfair labor practice charges, grievances or complaints are pending or, to its knowledge, threatened against it or any of its subsidiaries, (ii) no employee of it at the officer level or above has given written notice to it or any of its subsidiaries that any such employee intends to terminate his or her employment with it or any of its subsidiaries, (iii) to its knowledge, no employee or former employee of it or any of its subsidiaries is in any respect in violation of any term of any employment contract, nondisclosure agreement (including any agreement relating of trade secrets or proprietary information) or non-competition agreement with it or any of its subsidiaries, and (iv) it and its subsidiaries have complied with all applicable Laws, contracts, policies, plans and programs relating to employment, employment practices, compensation, benefits, hours, terms and conditions of employment and the termination of employment.

(c) Each of its employees has all work permits, immigration permits, visas or other authorizations required by Law for such employee given the duties and nature of such employee’s employment and Section 3.16(c) of its Disclosure Letter sets forth a true and complete list of the such work permits, immigration permits, visas or other authorizations currently held by its employees.

3.17 Intellectual Property.

(a) It and each of its subsidiaries has sufficient rights to use all of the Intellectual Property used in its and each of its subsidiaries’ respective businesses as presently conducted and as proposed to be conducted, all of which rights shall survive unchanged the consummation of the transactions contemplated by this Agreement. The Intellectual Property owned by it or its subsidiaries is (i) owned free and clear of any claim, lien or encumbrance (other than Permitted Encumbrances), and (ii) valid and subsisting, and is not subject to any outstanding order, judgment or decree adversely affecting its or its subsidiaries use thereof, or rights thereto.

(b) Schedule 3.17 sets forth a true list of (i) all registered trademarks and service marks, all trademark and service mark applications, and all domain names owned by it and/or its subsidiaries, (ii) all registered copyrights and copyright applications owned by it and/or its subsidiaries, and (iii) all patents and patent applications owned by it and/or its subsidiaries.

(c) Any underwriting model it has created or uses in its business that, among other things, assesses policy risk and premium (each an “Underwriting Model”) is based on information that is confidential and/or proprietary to it. It owns exclusively, free and clear of any claim, lien or encumbrance (other than Permitted Encumbrances), all of the proprietary information (including all Intellectual Property rights) upon which each Underwriting Model is based.

(d) All of the rights in the Intellectual Property created by its or any of its subsidiaries’ employees during the course of their employment, and by the contractors it or any of its subsidiaries engaged to develop Intellectual Property for it or such subsidiary, including any software developed to use the Underwriting Model, have been validly and irrevocably assigned to it.

(e) It and each of its subsidiaries has taken all reasonable measures to protect the confidentiality of all Trade Secrets (as hereinafter defined) that are owned, used or held by it or each of its subsidiaries, and to its knowledge, such Trade Secrets have not been used, disclosed to or discovered by any person except pursuant to valid and appropriate non-disclosure agreements which have not been breached.

(f) To its knowledge, neither it nor any of its subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party during the five (5) year period immediately preceding the date of this Agreement. There is no litigation, opposition, cancellation, proceeding, reexamination, objection or claim pending, asserted or, to its knowledge, threatened against it or any of its subsidiaries concerning the ownership, validity, registerability, enforceability, infringement or use of, or licensed right to use, any Intellectual Property. To its knowledge, no valid basis exists for any such litigation, opposition, cancellation, proceeding, objection or claim. To its knowledge, no person is infringing, misappropriating or otherwise violating any of its or its subsidiaries’ rights in any Intellectual Property.

(g) It and its subsidiaries has each complied in all material respects with (i) all applicable Laws, rules and regulations regarding data protection and the privacy and security of personal information, and (ii) their respective privacy policies or commitments to their customers and consumers.

3.18 Properties. Neither it nor any of its subsidiaries owns any real property. It or one of its subsidiaries has (a) a valid leasehold or sublease interest or other comparable contract right in the real property that it or any of its subsidiaries leases, subleases or otherwise occupies without owning and (b) good, valid and marketable title to, or has a valid leasehold, sublease interest or other comparable contract right in, the other tangible assets and properties necessary to the conduct of the business as currently conducted, except (i) as have been disposed of in the ordinary course of business, in each case free and clear of all encumbrances except for Permitted Encumbrances, or (ii) as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. It and its subsidiaries have complied in all material respects with the terms of all such leases, and to its knowledge, all such leases are in full force and effect.

3.19 Brokers or Finders. Other than, in the case of IPC, J.P. Morgan Securities Inc. (“JP Morgan”) and, in the case of Max, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of it or any of its subsidiaries. It has provided a true and complete copy of its engagement letter with its financial advisor to the other party.

3.20 Investment Advisor. Neither it nor any of its subsidiaries conducts activities of or is required to be registered as an “investment advisor” as such term is defined in Section 2(a)(2) of the Investment Company Act of 1940. Neither it nor any of its subsidiaries is required to be registered as an “investment company” as defined under the Investment Company Act of 1940.

3.21 Opinion of Financial Advisor.

(a) In the case of Max, the board of directors of Max has received the opinion of its financial advisor, Merrill Lynch, dated the date of this Agreement, to the effect that, as of such date, the Amalgamation Consideration to be paid by IPC to the shareholders of Max pursuant to Section 2.1(a) is fair, from a financial point of view, to the holders of Max Common Shares (other than IPC and its subsidiaries).

(b) In the case of IPC, the board of directors of IPC has received the opinion of its financial advisor, JP Morgan, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to IPC.

3.22 Takeover Laws. To its knowledge as of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover statute or regulation would reasonably be expected to restrict or prohibit this Agreement, the Amalgamation or the other transactions contemplated hereby by reason of it being a party to this Agreement, performing its obligations hereunder and consummating the Amalgamation and the other transactions contemplated hereby.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1 Covenants of Max and IPC. During the period from the date of this Agreement and continuing until the Effective Time, Max and IPC agree as to themselves and their respective subsidiaries that, except as expressly contemplated or permitted by this Agreement, as required by applicable Law, as set forth in Section 4.1 of the Max Disclosure Letter (in the case of Max) or Section 4.1 of the IPC Disclosure Letter (in the case of IPC) or to the extent that IPC (in the case of Max) or Max (in the case of IPC) shall otherwise consent in writing, that it and its subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course of business consistent with past practice (including, for the avoidance of doubt, adhering to any operating guidelines and policies, whether or not written) and use commercially reasonable efforts to preserve intact their present business organizations, maintain their Permits and preserve their relationships with employees, investment advisers and managers, customers, policyholders, reinsureds, retrocedents, regulators, Agents, Administrators, lenders and financing providers and others having business dealings with them. Without limiting the generality of the foregoing, except as expressly required by applicable Law or as set forth in Section 4.1 of the Max Disclosure Letter (in the case of Max) or Section 4.1 of the IPC Disclosure Letter (in the case of IPC), Max and IPC shall not, and shall not permit any of their respective subsidiaries to:

(a) (i) declare or pay, or propose to declare or pay, any dividends on or make other distributions in respect of any of its share capital (whether in cash, shares or property or any combination thereof), except for (A) dividends paid by a direct or indirect wholly-owned subsidiary to it or its subsidiaries and (B) subject to Section 5.14, ordinary course quarterly dividends on its common shares with record and payment dates consistent with past practice;

provided that any such dividend shall be at a rate no greater than the rate paid by it during the fiscal quarter immediately preceding the date of Agreement, (ii) split, combine or reclassify, or propose to split, combine or reclassify, any of its share capital, or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for, shares of its share capital, or (iii) repurchase, redeem or otherwise acquire, propose to repurchase, redeem or otherwise acquire, any shares of its (or any of its subsidiaries’) share capital or any securities convertible into or exercisable for any shares of its (or any of its subsidiaries’) share capital, other than repurchases, redemptions or acquisitions by a wholly-owned subsidiary of share capital or such other securities, as the case may be, of another of its wholly-owned subsidiaries;

(b) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its (or any of its subsidiaries’) share capital of any class, any Voting Debt, any share appreciation rights or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or Voting Debt, or enter into any agreement with respect to any of the foregoing (it being understood that no such issuance, delivery or sale shall result in a net credit to either party’s Book Value Estimate made in connection with Section 5.16), other than (i) the issuance of common shares required to be issued upon the exercise or settlement of share options or other equity related awards outstanding on the date hereof under the Max Warrants, Max Share Plans or the IPC Share Plans, as the case may be, as in effect on the date hereof and (ii) issuances by a wholly-owned subsidiary of share capital or capital stock, as the case may be, to it or another of its wholly-owned subsidiary;

(c) amend or propose to amend its memorandum of association or bye-laws or equivalent organizational documents of any of its subsidiaries (except in accordance with the IPC Bye-Law Amendments or the Max Bye-Law Amendment) and shall not waive any requirement thereof;

(d) (i) other than in connection with transactions related to its Investment Assets entered into in accordance with its Investment Policy or after obtaining the written consent of the other parties hereto (which consent shall not be unreasonably withheld or delayed), acquire or agree to acquire, by amalgamating, merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, by forming a partnership or joint venture with, or by any other manner, any corporation, partnership, association or other business organization or division thereof, or any material assets, rights or properties (it being understood that no such acquisition shall result in a net credit to either party’s Book Value Estimate made in connection with Section 5.16) or (ii) other than in connection with transactions related to its Investment Assets entered into in accordance with its Investment Policy or that results in the creation or incurrence of a Permitted Encumbrance, sell, lease, assign, transfer, license, encumber, abandon or otherwise dispose of, or agree to sell, lease, assign, transfer, license, encumber, abandon or otherwise dispose of, any of its assets, product lines, businesses, rights or properties (including capital stock of its subsidiaries and indebtedness of others held by it and its subsidiaries);

(e) other than, in each case, any Max Benefit Plan or IPC Benefit Plan, as applicable (which is subject to paragraph (k) below): amend, modify or terminate any Material Contract,

or cancel, modify or waive any debts or claims held by it under, or waive any rights in connection with, any Material Contract, or enter into any contract or other agreement of any type, whether written or oral, that would have been a Material Contract had it been entered into prior to this Agreement;

(f) do or permit any of its subsidiaries, investments managers or advisers, or Agents or Administrators to do any of the following: (i) fail to comply with the Investment Policy, or amend, modify or otherwise change the Investment Policy in any material respect, except as may be required by (or, in its reasonable good faith judgment, advisable under) GAAP, Applicable SAP or any Governmental Entity or applicable Laws, (ii) enter into, purchase, sell, amend or modify any derivative other than in the ordinary course of business consistent with past practice and its Investment Policy or (iii) voluntarily forfeit, abandon, modify, waive, terminate or otherwise change any of its material Permits;

(g) take any action with the actual knowledge and intent that it would result in any of the conditions to the Amalgamation set forth in ARTICLE VI not being satisfied or take any action that would materially adversely affect the ability of the parties to obtain any of the Requisite Regulatory Approvals (as defined in Section 6.1(c)) without imposition of a condition or restriction of the type referred to in Section 6.2(d) or Section 6.3(d), as the case may be);

(h) (i) except as disclosed in any of its SEC Documents filed prior to the date of this Agreement, change its methods of accounting in effect at December 31, 2008, except as required by changes in applicable Laws, GAAP or Applicable SAP as concurred to by its independent auditors, (ii) make, change or revoke any material Tax election, file any amended Tax Return, settle any Tax claim, audit, action, suit, proceeding, examination or investigation or change its method of tax accounting (except, with respect to any amended Tax Return or any change in tax accounting method, as required by changes in applicable Law (or any Taxing Authority’s interpretation thereof)), in each case, if such action would have the effect of increasing any of its Tax liabilities by an amount that is material or (iii) alter or amend in any material respect its Investment Policy or any existing underwriting, claim handling, loss control, investment, actuarial or financial reporting practices, methods, guidelines or policies or any material assumption underlying an actuarial policy or practice (including compliance policies), except as may be required by (or, in its reasonable good faith judgment, advisable under) GAAP, Applicable SAP or any Governmental Entity or applicable Laws;

(i) adopt any plan of complete or partial liquidation or dissolution, restructuring, recapitalization or reorganization;

(j) settle or compromise any Legal Proceedings other than settlements or compromises of Legal Proceedings (i) where the amount paid (less the amount reserved for such matters by it in the latest audited balance sheet included in its SEC Documents and any insurance coverage applicable thereto) in settlement or compromise, in each case, does not exceed $1,000,000 and such settlement or compromise only involves monetary relief or (ii) arising from ordinary course claims for insurance under contracts of insurance or reinsurance issued by one of its subsidiaries;

(k) (i) enter into, adopt, amend or terminate any Max Benefit Plan or IPC Benefit Plan, as the case may be, or any other employee benefit plan or any agreement, arrangement, plan or policy between it or one of its subsidiaries and one or more of its employees, directors or officers other than in the ordinary course of business consistent with past practice, (ii) except as required by any Max Benefit Plan or IPC Benefit Plan, as the case may be, as in effect as of the date hereof, increase in any manner the compensation or fringe benefits of any director, officer, employee, independent contractor or consultant or pay any benefit not required by any Max Benefit Plan or IPC Benefit Plan, as the case may be, as in effect as of the date hereof or enter into any contract, agreement, commitment or arrangement to do any of the foregoing, except for normal payments, awards and increases to employees who are not directors or officers in the ordinary course of business consistent with past practice, or (iii) enter into or renew any contract, agreement, commitment or arrangement (other than a renewal occurring in accordance with the terms of a Max Benefit Plan or IPC Benefit Plan, as the case may be) providing for the payment to any director, officer, employee, independent contractor or consultant of compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement;

(l) incur, create or assume any indebtedness for borrowed money (or modify any of the material terms of any such outstanding indebtedness), including by way of an intercompany loan to it, guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of it or any of its subsidiaries or guarantee any debt securities of others, other than (i) in replacement of existing or maturing debt, (ii) in connection with amending existing indebtedness agreements in connection with the Amalgamation and the other transactions contemplated hereby, (iii) in the ordinary course of the insurance or reinsurance business and (iv) draw-downs pursuant to existing credit facilities and letters of credit.

(m) grant, extend, amend, waive or modify any material rights in or to, nor sell, assign, lease, transfer, license, let lapse, abandon, cancel or otherwise dispose of, any material Intellectual Property rights; or

(n) agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 4.1.

4.2 Financing.

(a) In the event that the parties mutually determine that it is desirable to obtain new, or amend or obtain waivers under any of their existing, credit facilities or other existing financing arrangements (“Financing”) in connection with the Amalgamation and the other transactions contemplated hereby, then the parties shall, and shall cause each of their respective subsidiaries to, use commercially reasonable efforts to cooperate with each other and to cause their respective directors, officers, employees, agents and representatives to cooperate in connection with the arrangement of such Financing, including with respect to the giving (effective as of the Effective Time) of any mutually acceptable guarantees required by the lenders in connection therewith; provided that (i) such requested cooperation does not unreasonably interfere with the ongoing operations of a party and its subsidiaries prior to the Effective Time, (ii) no party or any of its subsidiaries shall be required to incur any liability under the Financing prior to the Effective Time unless contingent upon the occurrence of the Closing and not material to IPC and its subsidiaries (after giving effect to the Amalgamation), and (iii) IPC and Max shall be responsible for their respective costs and expenses incurred in connection with such cooperation. For the avoidance of doubt, no failure of any party to obtain Financing shall be deemed to be a failure of any condition set forth in Article VI of this Plan.

(b) Effective as of the Effective Time, the Amalgamated Company shall expressly assume, by an indenture (or indentures if at such time there is more than one trustee) supplemental to the indenture, dated as of April 15, 2007, among Max USA Holdings Ltd., a corporation duly organized and existing under the laws of the state of Delaware (“Max USA”), Max and The Bank of New York, as trustee, the performance of every obligation of Max in such indenture and in all securities then issued and outstanding pursuant to such indenture. Max shall cause Max USA to execute such supplemental indenture and IPC shall cause the Amalgamated Company to deliver such supplemental indenture to the then trustee or trustees under such indenture.

4.3 Bermuda Required Actions. Prior to the Closing, (a) Max shall (i) procure that the statutory declaration required by Section 108(3) of the Companies Act is duly sworn by one of its officers; (ii) prepare a duly certified copy of the Max shareholder resolutions evidencing the Required Max Vote and deliver such documents to IPC; and (b) Amalgamation Sub shall (and IPC, as the sole shareholder of Amalgamation Sub shall cause Amalgamation Sub to) (i) procure that the statutory declarations required by Section 108(3) of the Companies Act is duly sworn by one of Amalgamation Sub’s officers; (ii) prepare a duly certified copy of the shareholder resolutions evidencing the approval of IPC, as the sole shareholder of the Amalgamation Sub, of the Amalgamation; (iii) obtain the approval of the Registrar to the proposed name of the Amalgamated Company; (iv) prepare a notice advising the Registrar of the registered office of the Amalgamated Company; (v) prepare the memorandum of association of the Amalgamated Company, amended to show the name change.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Preparation of Proxy Statement; Shareholders Meetings.

(a) At IPC’s option, after consultation with Max, IPC may elect to combine the IPC Shareholders Meeting with IPC’s 2009 annual general meeting, and at Max’s option, after consultation with IPC, Max may elect to combine the Max Shareholders Meeting with Max’s 2009 annual general meeting. IPC shall take all actions necessary so that, immediately after the Effective Time, the term of each of the Post-Closing Directors shall expire at IPC’s 2010 annual general meeting. As promptly as reasonably practicable following the date hereof, IPC and Max shall cooperate in preparing and each shall cause to be filed with the SEC mutually acceptable proxy materials which shall constitute the proxy statement/prospectus relating to the matters to be submitted to the shareholders of Max at the Max Shareholders Meeting and to the IPC shareholders at the IPC Shareholders Meeting and, subject to the first sentence of this paragraph (a), such other matters as IPC and Max elect to submit to their respective shareholders in the ordinary course consistent with past practice in connection with their respective annual general meetings, including the election of directors, the receipt of audited financial statements, the appointment of an auditor and the transaction of such other further business, if any, as may lawfully be brought before the meeting (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and IPC shall prepare, together with Max, and file with the SEC a registration statement on Form S-4 (of which the Joint Proxy Statement/Prospectus shall be a part) with respect to the issuance of IPC Common Shares in the Amalgamation (such Form S-4, and any amendments or supplements thereto, the “Form S-4”). Each of IPC and Max shall take all actions reasonably necessary to prepare and file the Joint Proxy Statement/Prospectus and the Form S-4 no later than 30 days following the date of this Agreement. In addition, each of IPC and Max shall:

(i) use commercially reasonable efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective by the SEC, to keep the Form S-4 effective as long as is necessary to consummate the Amalgamation and the other transactions contemplated hereby, and to mail the Joint Proxy Statement/Prospectus to their respective shareholders as promptly as practicable after the Form S-4 is declared effective. IPC and Max shall, on the same day of receipt thereof (and if not possible, as promptly as practicable after receipt thereof), provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement/Prospectus or Form S-4 received from the SEC;

(ii) cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S-4 prior to filing such with the SEC, and each party will provide the other party with a copy of all such filings made with the SEC. None of the information supplied or to be supplied by Max or IPC for inclusion or incorporation by reference in the (A) Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (B) Joint Proxy Statement/Prospectus will, at the date of mailing to shareholders and at the times of the meetings of shareholders to be held in connection with the Amalgamation, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that, in each case of (A) and (B), neither party shall be responsible or liable for any statements made or incorporated by reference therein based on information supplied by the other party for inclusion or incorporation by reference therein;

(iii) cause the Joint Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC thereunder, except that no representation or warranty shall be made by either such party with respect to statements made or incorporated by reference therein based on information supplied by the other party for inclusion or incorporation by reference in the Joint Proxy

Statement/Prospectus or Form S-4. IPC and Max shall make any necessary filings with respect to the Amalgamation under the Securities Act and the Exchange Act and the rules and regulations thereunder;

(iv) use commercially reasonable efforts to take any action required to be taken under any applicable securities Laws in connection with the Amalgamation and each party shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action;

(v) advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the IPC Common Shares issuable in connection with the Amalgamation for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4; and

(vi) promptly notify the other party if at any time prior to the Effective Time it discovers any information relating to either of the parties, or their respective affiliates, officers or directors, which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the shareholders of Max and IPC, to the extent required by Law.

(b) Max shall take all action necessary to call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable, and in any event within 45 days, following the date upon which the Form S-4 becomes effective (the “Max Shareholders Meeting”) for the purpose of obtaining the Required Max Vote, provided that the Max Shareholders Meeting shall not be held prior to the third business day immediately following the last day on which the holders of Max Common Shares can require appraisal of their Max Common Shares pursuant to the Companies Act. Subject to Section 5.4, (i) Max shall use commercially reasonable efforts to solicit and secure the Required Max Vote in accordance with applicable legal requirements and (ii) the board of directors of Max shall include the Max Recommendation in the Joint Proxy Statement/Prospectus.

(c) IPC shall take all action necessary to call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable, and in any event within 45 days, following the date upon which the Form S-4 becomes effective (the “IPC Shareholders Meeting”) for the purpose of obtaining the Required IPC Vote, provided that the IPC Shareholders Meeting shall not be held prior to the third business day immediately following the last day on which the holders of Max Common Shares can require appraisal of their Max Common Shares pursuant to the Companies Act. Subject to Section 5.4, (i) IPC shall use commercially reasonable efforts to solicit and secure the Required IPC Vote in accordance with applicable legal requirements and (ii) the board of directors of IPC shall include the IPC Recommendation in the Joint Proxy Statement/Prospectus.

(d) Max and IPC shall coordinate and each shall use its commercially reasonable efforts to cause the Max Shareholders Meeting and the IPC Shareholders Meeting to be held on the same date.

5.2 Access to Information; Confidentiality.

(a) Upon reasonable notice, each of Max and IPC shall (and shall cause each of its subsidiaries to) (i) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, records and officers and (ii) during such period, make available all other information concerning its business, properties and personnel as such other party may reasonably request. Notwithstanding anything in this Section 5.2 or Section 5.3 to the contrary, neither party nor any of its subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize any legally recognized privilege applicable to such information or violate or contravene any applicable Laws or binding agreement entered into prior to the date of this Agreement (including any Laws relating to privacy). The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply, including adopting additional specific procedures to protect the confidentiality of certain sensitive material and to ensure compliance with applicable Law, and, if necessary, restricting review of certain sensitive material to the receiving party’s financial advisors or outside legal counsel. No information or knowledge obtained in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by any party hereunder.

(b) The parties will hold any such information in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement, dated October 23, 2008, between Max and IPC (the “Confidentiality Agreement”), which Confidentiality Agreement will remain in full force and effect as provided under Section 8.5 up to and until the Closing. The parties also agree that the Confidentiality Agreement shall terminate immediately upon the Closing.

5.3 Commercially Reasonable Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will cooperate and consult with the other party with respect to, and will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate the Amalgamation and the other transactions contemplated by this Agreement as promptly as practicable after the date hereof, including preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, filings and other documents and to obtain as promptly as practicable all Requisite Regulatory Approvals and all other consents, waivers, licenses, registrations, orders, approvals, permits, rulings, requests, authorizations and clearances necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Amalgamation or any of the other transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 5.3(a), to the extent permissible under applicable Laws, each party shall, in connection with the above referenced efforts to obtain all Requisite Regulatory Approvals and any other requisite approvals, clearances and authorizations for the transactions contemplated hereby under applicable Laws or any approval of a Governmental Entity, use its commercially reasonable efforts to (i) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to applicable Laws or by any Governmental Entity and to use commercially reasonable efforts to cause the expiration or termination of the applicable waiting periods and the receipt of all such consents, waivers, licenses, registrations, orders, approvals, permits, rulings, requests, authorizations and clearances under applicable Laws or from such Governmental Entities as soon as practicable, (ii) cooperate in all respects with the other party in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by any private party, (iii) keep the other party apprised of the status of matters relating to completion of the transactions contemplated hereby and promptly inform the other party of (and upon reasonable request provide copies of) any communication received by such party from, or given by such party to, any Governmental Entity and of any material communication received or given in connection with any proceeding by any private party, in each case regarding any other transactions contemplated hereby, (iv) permit the other parties, or the other parties’ legal counsel, to review prior to its submission any communication given by it to any Governmental Entity or, in connection with any proceeding by any private party, with any other person, (v) consult with the other party in advance of any meeting, conference, conference call, discussion or communication with, any such Governmental Entity or, in connection with any proceeding by any private party, with any other person and (vi) to the extent permitted by such Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings, conferences, conference calls, discussions and communications.

(c) Notwithstanding the foregoing or anything in this Agreement to the contrary, none of IPC (and its subsidiaries) or Max (and its subsidiaries) (i) may, without the prior written consent of the other party, consent to, take or agree or commit to take, any action for the purpose of obtaining the Requisite Regulatory Approvals or (ii) be required to consent to or agree to any restriction or limitation for the purpose of obtaining the Requisite Regulatory Approvals (including with respect to divesting, selling, licensing, transferring, holding separate or otherwise disposing of any business or assets or conducting its (or its subsidiaries’) business in any specified manner), in each case, which would be effective prior to the Effective Time or which would, after the Effective Time, not be immaterial to IPC and its subsidiaries taken together (after giving effect to the Amalgamation).

(d) In connection with and without limiting the foregoing, Max and IPC shall (i) take all reasonable actions necessary to ensure that no takeover statute or similar statute or regulation is or becomes applicable to the Amalgamation, this Agreement, or any of the other transactions contemplated by this Agreement and (ii) if any takeover statute or similar statute or regulation becomes applicable to the Amalgamation, this Agreement, or any other transaction contemplated by this Agreement, use their respective commercially reasonable efforts to ensure that the Amalgamation and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Amalgamation and the other transactions contemplated by this Agreement.

(e) Subject to receipt of the Required IPC Vote, IPC shall take such actions as are necessary to amend its bye-laws to reflect the IPC Bye-Law Amendments.

5.4 No Change in Recommendation.

(a) The board of directors of Max shall not withhold, withdraw, qualify or modify (including by amendment or supplement to the Joint Proxy Statement/Prospectus), in any manner adverse to IPC, the Max Recommendation, or publicly propose to, or publicly announce that its board of directors has resolved to take any such action (any of the foregoing, with respect to the Max Recommendation, a “Change in Max Recommendation”). The board of directors of IPC shall not withhold, withdraw, qualify or modify (including by amendment or supplement to the Joint Proxy Statement/Prospectus), in any manner adverse to Max, the IPC Recommendation, or publicly propose to, or publicly announce that its board of directors has resolved to take any such action (any of the foregoing, with respect to the IPC Recommendation, a “Change in IPC Recommendation”).

(b) Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Required Max Vote, in the case of Max, or the Required IPC Vote, in the case of IPC, the board of directors of Max or IPC, as the case may be, may withhold, withdraw, qualify or modify (or publicly announce that its board of directors has resolved to take any such action) the Max Recommendation, in the case of Max, or the IPC Recommendation, in the case of IPC, other than in connection with an Acquisition Proposal (as defined in Section 5.5(a)) (with respect to which the conditions under which Max may make a Change of Max Recommendation and IPC may make a Change of IPC Recommendation are set forth in Section 5.5), if the board of directors of Max or IPC, as the case may be, after consultation with its outside counsel and financial advisors, concludes in good faith that such action is reasonably likely to be required in order for the relevant directors to comply with such directors’ fiduciary duties under applicable Law; provided that no Change in Max Recommendation or Change in IPC Recommendation, as the case may be, may be made unless the party seeking to make such Change in Max Recommendation or Change in IPC Recommendation, as the case may be, (i) has not breached in any material respect its obligations under this Section 5.4, and (ii) has provided a written notice to the other party advising it of its intention to make a Change in Max Recommendation or a Change in IPC Recommendation, as the case may be, and such other party does not, within five business days following its receipt of such notice, agree to make adjustments in the terms and conditions of this Agreement which obviate the need for the Change in Max Recommendation or the Change in IPC Recommendation, as the case may be, as determined in good faith by the board of directors of Max or IPC, as the case may be, after consultation with its outside legal counsel and financial advisors (provided that, during such five business day period, the party seeking to make such Change in Max Recommendation or Change in IPC Recommendation, as the case may be, shall, and shall cause its outside legal counsel and its financial advisors to, negotiate in good faith with the other party (to the extent the other party desires to negotiate) with respect to any proposed adjustments to the terms and conditions of this Agreement). Notwithstanding the foregoing, nothing contained herein shall be deemed to relieve either of Max or IPC of its obligation(s) under Section 5.1 to submit matters to obtain the Required Max Vote at the Max Shareholders Meeting or the Required IPC Vote at the IPC Shareholders Meeting, as the case may be; provided, however, that if the board of directors of Max (in the case of a Change in Max Recommendation) or IPC (in the case of a Change in IPC Recommendation) shall have effected a Change in Max Recommendation or a Change in IPC Recommendation, as the case may be, then in submitting such matters to the applicable shareholders meeting, the applicable board of directors may submit such matters without recommendation, in which event the applicable board of directors shall communicate the basis for its lack of a recommendation to the applicable shareholders in the Joint Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent it determines after consultation with its legal counsel, that such action is compelled by applicable Law.

5.5 Acquisition Proposals.

(a) Each of Max and IPC agrees that neither it nor any of its subsidiaries nor any of the officers and directors of it or its subsidiaries shall, and that it shall cause (and use commercially reasonable efforts to instruct) its and its subsidiaries’ employees, agents, representatives and advisors (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly:

(i) initiate, solicit, encourage or facilitate (including by providing information) any effort or attempt to make or implement any proposal or offer with respect to, or a transaction to effect, an amalgamation, merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any of its subsidiaries or any purchase or sale of 10% or more of the consolidated assets (including, without limitation, stock of its subsidiaries) of it and its subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the shareholders of such person) beneficially owning securities representing 10% or more of its total voting power (or of the surviving IPC entity in such transaction) or the voting power of any of its subsidiaries (any such proposal, offer or transaction (other than a proposal or offer made by the other party to this Agreement) being hereinafter referred to as an “Acquisition Proposal”);

(ii) have, participate or otherwise engage in any discussions or negotiations with or provide any confidential information or data to any person relating to an Acquisition Proposal;

(iii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or submit to the vote of its shareholders any Acquisition Proposal prior to the termination of this Agreement; or

(iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, amalgamation agreement, asset purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal.

(b) Each of Max and IPC agrees that (i) it shall, and shall cause its subsidiaries and its and their respective officers, directors, employees, agents, representatives and advisors to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal, and (ii) it shall not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its subsidiaries is a party with respect to any Acquisition Proposal. Each of Max and IPC agrees that it shall use its commercially reasonable efforts to promptly inform its and its subsidiaries’ respective directors, officers, employees, agents, representatives and advisors of the obligations undertaken in this Section 5.5.

(c) Each of Max and IPC shall promptly notify the other party of any (i) Acquisition Proposal, (ii) request for information that could reasonably be expected to be related to an Acquisition Proposal received by it, any of its subsidiaries or any of their respective directors, officers, employees, agents, representatives or advisors (including any investment bankers, attorneys or accountants), and (iii) request that could reasonably be expected to be related to an Acquisition Proposal for discussions with or negotiations by, it, any of its subsidiaries or any of their respective directors, officers, employees, agents, representatives or advisors (including any investment bankers, attorneys or accountants), indicating, in connection with such notice, the identity of the person making such Acquisition Proposal or request and the material terms and conditions thereof (including a copy thereof and any related available documentation and correspondence), and in any event Max or IPC, as the case may be, shall provide written notice to the other party of any Acquisition Proposal, request for information or request for such discussions or negotiations within 24 hours of such event. Max or IPC, as the case may be, will (A) inform the person making such Acquisition Proposal, request for information or request for discussions or negotiations of its obligations under this Agreement and (B) keep the other party reasonably informed on a reasonably current basis of the terms of any such Acquisition Proposal or request for information or request for discussions or negotiations (including whether such Acquisition Proposal or request for information or request for discussions or negotiations is withdrawn and any material change to the terms thereof).

(d) Notwithstanding anything in this Agreement to the contrary, if, at any time prior to obtaining the Required Max Vote, in the case of Max, or the Required IPC Vote, in the case of IPC (in each case, after the expiration of the Notice Period (as hereinafter defined)), the board of directors of Max or IPC, as the case may be, concludes that an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 5.5 could be reasonably likely to constitute a Superior Proposal (after giving effect to all the adjustments to this Agreement which may be offered by the other party prior to or during the Notice Period), the board of directors of Max or IPC, as the case may be, may make a Change in Max Recommendation or a Change in IPC Recommendation, as the case may be; provided that the board of directors of Max or IPC, as the case may be, may not make a Change in Max Recommendation or a Change in IPC Recommendation, as the case may be, unless (i) the party seeking to take such actions has provided a written notice to the other party (a “Notice of Superior Proposal”) advising such other party that it has received an Acquisition Proposal that could be reasonably likely to constitute a Superior Proposal and specifying the identity of the person making such Acquisition Proposal and the material terms thereof (including a copy thereof and any related available documentation and correspondence) and (ii) such other party does not, within five business days following its receipt of the Notice of Superior Proposal (the

“Notice Period”), make an offer that, as determined in good faith by the board of directors of Max or IPC, as the case may be, after consultation with its outside legal counsel and financial advisors, results in the applicable Acquisition Proposal no longer being a Superior Proposal (provided that, during the Notice Period, Max or IPC, as the case may be, shall, and shall cause its outside legal counsel and its financial advisors to, negotiate in good faith with IPC or Max, as the case may be (to the extent such other party desires to negotiate) with respect to such proposal). The parties understand and agree that to comply with this Section 5.5(d) any revisions to the terms of such Superior Proposal which, individually or in the aggregate would be material when considering such Superior Proposal in its totality, shall require the party seeking to make a Change in Max Recommendation or a Change in IPC Recommendation, as the case may be, to deliver to the other party a new Notice of Superior Proposal and the commencement of a new Notice Period.

(e) Nothing contained in this Section 5.5 shall prohibit Max or IPC, as the case may be, from (i) complying with Rule 14d-9 or 14e-2 promulgated under the Exchange Act to the extent applicable with regard to an Acquisition Proposal (provided that, in the case of an Acquisition Proposal made by way of a tender offer or exchange offer, any failure by Max or IPC, as the case may be, or its board of directors to recommend that the shareholders of Max or IPC, as the case may be, reject such offer within the time period specified in Rule 14e-2(a) shall be deemed to be a Change in Max Recommendation or Change in IPC Recommendation, as the case may be), or making any legally required disclosure to its shareholders with regard to an Acquisition Proposal (provided that any disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) made pursuant to Rule 14d-9 or 14e-2(a) shall be deemed to be a Change in Max Recommendation, or Change in IPC Recommendation, as the case may be, unless the board of directors of Max or IPC, as the case may be, expressly reaffirms its recommendation to its shareholders in favor of approval of this Agreement and the transactions contemplated hereby) or (ii) informing any person of the existence of the provisions contained in this Section 5.5.

(f) “Superior Proposal” means a bona fide unsolicited written Acquisition Proposal from any person (other than the other party or its subsidiaries) that did not result from a breach by Max or IPC, as the case may be, of this Section 5.5, which the board of directors of Max or IPC, as the case may be, concludes in good faith, after consultation with its outside legal counsel and its financial advisors, taking into account the legal, financial, regulatory, timing and other aspects of the Acquisition Proposal and the person making the Acquisition Proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation) is in the long-term best interests of Max or IPC, as the case may be, including its shareholders, employees, communities and other stakeholders, taking into account the long-term strategic prospects and other benefits of the transactions contemplated by this Agreement and the fact that neither Max nor IPC has been soliciting a transaction that would result in a sale of Max or IPC, as the case may be, or is otherwise pursuing any other Acquisition Proposal, and (i) is more favorable to Max or IPC, as applicable, its shareholders and other constituencies than the transactions contemplated by this Agreement (after giving effect to all adjustments to this Agreement which may be offered by the other party under Section 5.5(d) in response to such Acquisition Proposal), (ii) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals and otherwise reasonably capable of being completed on the terms proposed and (iii) that could be reasonably likely to require the board of directors of Max to make a Change in Max Recommendation or the board of directors of IPC to make a Change in IPC Recommendation, as the case may be, in order to comply with its directors’ fiduciary duties under applicable Law; provided that, for purposes of this definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.5(a)(i), except that the reference to “10% or more of its voting power or the voting power of any of its subsidiaries” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50% or more of its total voting power or the voting power of any of its subsidiaries” and the reference to “10% or more of the consolidated assets” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “all or substantially all of the consolidated assets.”

5.6 Section 16 Matters. Prior to the Effective Time, each of Max and IPC shall use its commercially reasonable efforts to cause to be exempt under Rule 16b -3 promulgated under the Exchange Act any dispositions of Max Common Shares or acquisitions of IPC Common Shares (including, in each case, derivative securities) resulting from the transactions contemplated hereby by (i) each director or officer of Max who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Max and (ii) any director or officer of IPC who is subject to the reporting requirements of Section 16(a) of the Exchange Act.

5.7 Fees and Expenses. Whether or not the Amalgamation is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, except as otherwise provided herein, and except that expenses incurred in connection with filing, printing and mailing the Joint Proxy Statement/Prospectus and the Form S-4 shall be shared equally by IPC and Max.

5.8 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, IPC shall cause the Amalgamated Company to, to the fullest extent permitted by applicable Law (and, in the case of former officers and directors, to the extent permitted by the bye-laws of Max and the Amalgamated Company prior to the Closing), indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of Max (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Max or any of its respective subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Max or any of its respective subsidiaries pursuant to the relevant entity’s memorandum of association, bye-laws and indemnification agreements and resolutions, if any, in existence on the date hereof.

(b) For a period of six years after the Effective Time, IPC shall purchase as of the Effective Time, a tail policy to the existing directors’ and officers’ liability insurance maintained by each of Max and IPC with respect to claims arising from facts or events which occurred at or before the Effective Time, and which tail policy shall contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, in the aggregate, the coverage provided by the existing policy providing the greatest coverage (as between IPC and Max) as of the date of this Agreement; provided, however, that in no event shall IPC be required to expend for the entire tail policy, in excess of 350% of the annual premium currently provided by Max or IPC, as the case may be, for their respective existing policies of directors’ and officers’ liability insurance; and provided, further, that, if the premium of such insurance coverage exceeds such amount, IPC shall be obliged to obtain a policy with the greatest coverage available for a cost not to exceed such amount. At the request of IPC, Max shall cooperate with IPC to obtain such a tail policy effective as of the Effective Time.

(c) In the event that IPC or the Amalgamated Company or any of its successors or assigns (i) consolidates or amalgamates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or amalgamation or (ii) transfers or conveys all or substantially all of its properties and assets to any person (including by dissolution), then, and in each such case, IPC shall cause proper provision to be made so that the successors and assigns of IPC or the Amalgamated Company assume and honor the obligations set forth in this Section 5.8.

(d) Effective as of the Effective Time, IPC shall enter into customary director indemnification agreements with each Post-Closing Director pursuant to which IPC will agree, to the fullest extent permitted by applicable Law, to indemnify, defend and hold harmless, and provide advancement of expenses to, each such individual against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such Post-Closing Director is or was a director or officer of IPC or any of its subsidiaries (including Max and its subsidiaries).

(e) The provisions of this Section 5.8: (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and legal representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

5.9 Public Announcements. The initial press release regarding the Amalgamation shall be a joint press release and thereafter each of Max and IPC shall, except as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of NASDAQ or by request of any Governmental Entity, consult with the other party before issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby; provided, however, that this consultation obligation shall not apply to any press release or other public statement relating to any actual or contemplated litigation between the parties to this Agreement.

5.10 Additional Agreements. In case any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Amalgamated Company with full title to all properties, assets, rights, approvals, permits, authorizations, immunities and franchises of Max and its subsidiaries, the parties shall use commercially reasonable efforts to cause their respective officers and directors to take all such necessary action.

5.11 Shareholder Litigation. Max shall give IPC the reasonable opportunity to participate in the defense of any shareholder litigation against Max or its directors or officers relating to this Agreement and the transactions contemplated hereby, and IPC shall give Max the reasonable opportunity to participate in the defense of any shareholder litigation against IPC or its directors or officers relating to this Agreement and the transactions contemplated hereby.

5.12 Employee Benefits.

(a) Prior to Closing, Max shall use commercially reasonable efforts to have the individuals listed on Section 5.12(a) of the Max Disclosure Schedule waive 50% of their rights to accelerated vesting of their Max Share Options and Max Other Awards that would otherwise vest in connection with the transactions contemplated under this Agreement. Max shall not provide any remuneration to the individuals listed on Section 5.12(a) of the Max Disclosure Letter in exchange for the waiver contemplated by this Section 5.12(a).

(b) As of the Closing Date, IPC shall, or shall cause one of its subsidiaries to, continue to employ each person employed by IPC or Max or any of their respective subsidiaries as of the Closing Date (such employees, collectively, the “Employees”). Except as expressly provided below, nothing contained herein shall restrict IPC in the future in the exercise of its independent, good-faith business judgment as to the terms and conditions under which such employment shall continue, the duration of such employment, the basis on which such employment is terminated or the benefits provided to any Employee.

(c) For a period of not less than one year following the Closing Date, IPC shall (or shall cause its subsidiaries to) make available (i) to the Employees that immediately prior to the Closing were employed by Max, employee benefits and compensation opportunities (including salary, wages and bonus opportunity) substantially comparable in the aggregate to the employee benefits and compensation opportunities in effect for Max employees immediately prior to the Closing and (ii) to the Employees that immediately prior to the Closing were employed by IPC, employee benefits and compensation opportunities (including salary, wages and bonus opportunity) substantially comparable in the aggregate to the employee benefits and compensation opportunities in effect for IPC employees immediately prior to the Closing.

(d) IPC and its subsidiaries shall ensure that any Compensation and Benefit Plan in which the Employees are eligible to participate after the Closing Date shall take into account for purposes of eligibility and vesting thereunder, except for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits, service by the Employees with IPC and any of its subsidiaries or Max and any of its subsidiaries, as applicable, prior to the Closing Date, to the same extent such service was credited prior to the Closing Date under a comparable Compensation and Benefit Plan of IPC or Max, as applicable.

(e) From and after the Closing Date, IPC shall honor all Max Benefit Plans and IPC Benefit Plans, in each case in accordance with their terms as in effect immediately before the Closing Date; provided that nothing herein shall limit the right of IPC to amend or terminate any such plan in accordance with its terms.

(f) Notwithstanding the foregoing, nothing herein shall (i) be treated as an amendment of any Compensation and Benefit Plan or (ii) give any third party any right to enforce the provisions of this Section 5.12.

5.13 NASDAQ Listing and Delisting; Reservation for Issuance. IPC shall use its commercially reasonable efforts to cause all the following shares to be approved for listing and quotation on The NASDAQ Global Select Market, subject to official notice of issuance, no later than the Closing Date: (i) all IPC Common Shares to be issued in the Amalgamation to Max shareholders and (ii) all IPC Common Shares to be reserved for issuance upon exercise or vesting of the Max Share Options, Max Other Awards or the Max Warrants (collectively, the “Listed IPC Common Shares”). IPC shall take all action necessary to reserve for issuance, prior to the Closing Date, any Listed IPC Common Shares that, by their terms and in accordance with this Agreement, will not be issued until after the Effective Time. IPC shall use its commercially reasonable efforts to cause the Max Common Shares to no longer be listed or quoted on NASDAQ and to be deregistered under the Exchange Act as soon as practicable following the Effective Time.

5.14 Dividends. IPC and Max shall coordinate the declaration, setting of record dates and payment dates of dividends of IPC Common Shares and Max Common Shares so that holders of Max Common Shares do not receive dividends on both Max Common Shares and the IPC Common Shares received in the Amalgamation in respect of any calendar quarter or fail to receive a dividend on either the Max Common Shares or the IPC Common Shares received in the Amalgamation in respect of any calendar quarter. For the avoidance of doubt, the purpose of this Section 5.14 is to ensure that the holders of the Max Common Shares and IPC Common Shares each receive the same number of quarterly dividends after execution of this Agreement and prior to the Effective Time with respect to such shares.

5.15 Tax Treatment.

(a) The parties intend the Amalgamation to qualify as a reorganization within the meaning of Section 368(a) of the Code and to obtain the opinions described in Sections 6.2(e) and 6.3(e) of this Agreement. Each of IPC, Amalgamation Sub and Max and each of their respective affiliates shall use commercially reasonable efforts to cause the Amalgamation to so qualify and to obtain such opinions, and unless otherwise required by applicable Law or by any other provision of this Agreement, shall not take any actions, or cause any actions to be taken, which would reasonably be expected to cause the Amalgamation to fail so to qualify or the opinions to fail to be delivered.

(b) IPC shall cause (i) Amalgamation Sub to file with the United States Internal Revenue Service a properly completed Form 8832, so as to elect to be treated as a disregarded entity for U.S. federal tax purposes effective at least one day prior to the Closing Date, and (ii) the Amalgamated Company to file, after the Closing Date, with the United States Internal Revenue Service a properly completed Form 8832, so as to cause it to be treated for U.S. federal tax purposes as a disregarded entity effective as of the Closing Date.

5.16 Book Value Calculations.

(a) On the first business day after the date of its shareholder meeting held pursuant to Section 5.1, unless this Agreement is earlier terminated pursuant to Section 7.1, either Max or IPC (the “Requesting Party”) may request, by providing notice in writing delivered to the other party (the “Non-Requesting Party”), that the Non-Requesting Party prepare an estimate of the Non-Requesting Party’s book value as of the date that is one (1) business day prior to such shareholder meeting (such date, the “Measurement Date”, and such estimate of book value, a “Book Value Estimate”).

(b) If a Requesting Party makes a request pursuant to Section 5.16(a), then both the Requesting Party and the Non-Requesting Party shall each promptly, and in any event within five (5) calendar days, prepare Book Value Estimates and provide such Book Value Estimates, together with reasonable supporting analysis, to each other. If the Requesting Party fails to provide such Book Value Estimate within such five (5) calendar day period, then the Requesting Party shall have no further rights under this Section 5.16 or Sections 7.2(h) or 7.2(i), as the case may be. For the avoidance of doubt, the parties hereby agree that, if either party requests a Book Value Estimate, the Closing Date shall not occur until the agreements and covenants set forth in this Section 5.16 have been satisfied or waived.

(c) From and after the time that the Book Value Estimates have both been delivered, each party shall have five (5) calendar days to review the other party’s Book Value Estimate and supporting analysis and such other information as the party may reasonably request in connection with its review of the other party’s Book Value Estimate. The parties understand and agree that no reserve development occurring from and after the Measurement Date shall increase or reduce either party’s Book Value Estimate.

(d) If either party’s Book Value Estimate indicates that such party has experienced a decline in book value of more than 50% from December 31, 2008 to the Measurement Date (a “50% Book Value Decline”), then the other party shall have the right to terminate this Agreement pursuant to and in accordance with Section 7.1(h) or Section 7.1(i), as appropriate.

(e) If the parties’ Book Value Estimates indicate that the percentage decline in either party’s book value from December 31, 2008 to the Measurement Date is more than 20 percentage points greater than the percentage decline of the other party’s book value from December 31, 2008 to the Measurement Date (a “20% Differential Book Value Decline”), then the party with the lesser decline in book value over such period shall have the right to terminate this Agreement pursuant to and in accordance with Section 7.1(h) or Section 7.1(i), as appropriate; provided that, for purposes of measuring the 20% Differential Book Value Decline, if any, the book value of any party that has experienced an increase in book value from December 31, 2008 to the Measurement Date shall be deemed to have experienced no change in its book value. Set forth on Exhibit G are illustrative examples of the calculations provided for in this Section 5.16.

(f) If, after complying with this Section 5.16, neither party has experienced a 50% Book Value Decline or a 20% Differential Book Value Decline, then (i) in accordance with the terms this Agreement, each party shall cooperate and consult with the other party with respect to, and will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate the Amalgamation and the other transactions contemplated by this Agreement as promptly as practicable and (ii) if all other conditions to Closing set forth in Article VI (excluding conditions that, by their terms, are to be satisfied on the Closing Date) have been satisfied or waived as of the third business day after the condition in Section 6.1(a) was satisfied, then notwithstanding the provisions of Section 6.2(a) or Section 6.3(a) (as the case may be) or any other provision of this Agreement, no representations or warranties of the Non-Requesting Party set forth in this Agreement need be true and correct as of any date after the third business day after the date on which the condition in Section 6.1(a) was satisfied and any certificate of the Non-Requesting Party delivered pursuant to Section 6.2(c) or Section 6.3(c) (as the case may be) shall reflect the foregoing.

ARTICLE VI

CONDITIONS PRECEDENT

6.1 Conditions to Each Party’s Obligation to Effect the Amalgamation. The respective obligation of each party to effect the Amalgamation shall be subject to the satisfaction prior to the Closing of the following conditions, unless waived by both IPC and Max:

(a) Shareholder Approval. Max shall have obtained the Required Max Vote, and IPC shall have obtained the Required IPC Vote.

(b) NASDAQ Listing. The Listed IPC Common Shares shall have been authorized for listing on NASDAQ, subject to official notice of issuance.

(c) Requisite Regulatory Approvals. The authorizations, consents, orders or approvals of, or declarations or filings with, and the expirations of waiting periods required from, any Governmental Entity set forth in Section 6.1(c) of the Max Disclosure Letter and Section 6.1(c) of the IPC Disclosure Letter shall have been filed, have occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the “Requisite Regulatory Approvals”).

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(e) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing the consummation of the Amalgamation shall be in effect. There shall not be any action taken, or any Law enacted, entered, enforced or made applicable to the Amalgamation, by any Governmental Entity of competent jurisdiction that makes the consummation of the Amalgamation illegal or otherwise restrains, enjoins or prohibits the Amalgamation.

6.2 Conditions to Obligation of IPC. The obligation of IPC to effect the Amalgamation is subject to the satisfaction of the following conditions unless waived by IPC:

(a) Representations and Warranties. (i) The representations and warranties of Max set forth in Section 3.8 shall be true and correct in all respects as of the date hereof and the Closing Date as though made on and as of the Closing Date, (ii) the representations and warranties of Max set forth in Sections 3.2, 3.3(a), 3.9(a) (other than in the case of a Change in Max Recommendation pursuant to Section 5.4(b)), 3.10(b) and 3.22 shall be true and correct in all material respects as of the date hereof and the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct in all material respects as of such date) and (iii) each of the other representations and warranties of Max set forth in ARTICLE III of this Agreement shall be true and correct in all respects as of the date hereof and the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct as of such date), except where the failure of any such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifier set forth therein) has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Max.

(b) Performance of Obligations of Max. Max shall have performed or complied in all respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality or Material Adverse Effect, and shall have performed or complied in all material respects with all other obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Certification. IPC shall have received a certificate signed on behalf of Max by the Chief Executive Officer or the Chief Financial Officer of Max, certifying that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

(d) Burdensome Regulatory Condition. There shall not be any action taken, or any Law enacted, entered, enforced or deemed applicable to the Amalgamation or the transactions contemplated by this Agreement by any Governmental Entity of competent jurisdiction (including any Requisite Regulatory Approval), which imposes any term, condition, obligation or restriction upon IPC, the Amalgamated Company or their respective subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IPC and its subsidiaries (including the Amalgamated Company and its subsidiaries) on a consolidated basis after the Effective Time.

(e) Opinion of Tax Counsel. IPC shall have received an opinion from Sullivan & Cromwell LLP, special counsel to IPC, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, (i) the Amalgamation will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, (ii) each of IPC and Max will be a party to that reorganization within the meaning of Section 368(b) of the Code and (iii) IPC will be treated, in respect of any shareholder who will own after the Amalgamation less than five percent of the issued IPC Common Shares (as determined under Treasury Regulations Section 1.367(a)-3(b)(1)(i)), as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto pursuant to the Amalgamation. In rendering its opinion, Sullivan & Cromwell LLP may require and rely upon representations contained in letters from each of IPC and Max.

6.3 Conditions to Obligation of Max. The obligation of Max to effect the Amalgamation is subject to the satisfaction of the following conditions unless waived by Max:

(a) Representations and Warranties. (i) The representations and warranties of IPC set forth in Section 3.8 shall be true and correct in all respects as of the date hereof and the Closing Date as though made on and as of the Closing Date, (ii) the representations and warranties of IPC (and Amalgamation Sub, if applicable) set forth in Sections 3.2, 3.3(a), 3.9(b) (other than in the case of a Change in IPC Recommendation pursuant to Section 5.4(b)), 3.10(a) and 3.22 shall be true and correct in all material respects as of the date hereof and the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct in all material respects as of such date) and (iii) each of the other representations and warranties of Max set forth in ARTICLE III of this Agreement shall be true and correct in all respects as of the date hereof and the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct as of such date), except where the failure of any such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifier set forth therein) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on IPC.

(b) Performance of Obligations of IPC. IPC shall have performed or complied in all respects with Section 1.5 and with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality or Material Adverse Effect, and shall have performed or complied in all material respects with all other obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Certification. Max shall have received a certificate signed on behalf of IPC by the Chief Executive Officer or the Chief Financial Officer of IPC, certifying that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

(d) Burdensome Regulatory Condition. There shall not be any action taken, or any Law enacted, entered, enforced or deemed applicable to the Amalgamation or the transactions contemplated by this Agreement by any Governmental Entity of competent jurisdiction (including any Requisite Regulatory Approval), which imposes any term, condition, obligation or restriction upon IPC, the Amalgamated Company or their respective subsidiaries that would, individually or the aggregate, reasonably be expected to have a Material Adverse Effect on IPC and its subsidiaries (including the Amalgamated Company and its subsidiaries) on a consolidated basis after the Effective Time.

(e) Opinion of Tax Counsel. Max shall have received an opinion from Akin, Gump, Strauss, Hauer & Feld LLP, special counsel to Max, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, (i) the Amalgamation will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, (ii) each of IPC and Max will be a party to that reorganization within the meaning of Section 368(b) of the Code and (iii) IPC will be treated, in respect of any shareholder who will own after the Amalgamation less than five percent of the issued IPC Common Shares (as determined under Treasury Regulations Section 1.367(a)-3(b)(1)(i)), as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto pursuant to the Amalgamation. In rendering its opinion, Akin Gump Strauss Hauer and Feld LLP may require and rely upon representations contained in letters from each of IPC and Max.

ARTICLE VII

TERMINATION AND AMENDMENT

7.1 Termination. This Agreement may be terminated, at any time prior to the Effective Time, by action taken or authorized by the board of directors of the terminating party or parties, whether before or after any Required Shareholder Vote has been obtained only:

(a) by mutual consent of IPC, Amalgamation Sub and Max in a written instrument;

(b) by either IPC or Max, upon written notice to the other party, if a Governmental Entity of competent jurisdiction that must grant a Requisite Regulatory Approval has denied such Requisite Regulatory Approval and such denial has become final and non-appealable; or any Governmental Entity of competent jurisdiction shall have issued an order, judgment, decision, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Amalgamation, and such order, decree, ruling or other action has become final and non-appealable; provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to comply in any material respect with Section 5.3 or any other provision of this Agreement has been the direct cause of, or resulted directly in, such action;

(c) by either IPC or Max, upon written notice to the other party, if the Amalgamation shall not have been consummated on or before November 30, 2009; provided that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to comply in any material respect with any provision of this Agreement has been the direct cause of, or resulted directly in, the failure of the Effective Time to occur on or before such date;

(d) by IPC or Max, upon written notice to the other party, if the non-terminating party’s board of directors shall have (i) effected a Change in Max Recommendation or Change in IPC Recommendation, as the case may be (including by amending or supplementing the Joint Proxy Statement/Prospectus to effect a Change in Max Recommendation or Change in IPC Recommendation, as the case may be), (ii) failed to include the Max Recommendation or IPC Recommendation, as the case may be, in the Joint Proxy Statement/Prospectus in accordance with Section 5.1(b) or 5.1(c), or (iii) materially breached its obligations under Section 5.5(a)(iii) or 5.5(d);

(e) by either IPC or Max if the terminating party is not in material breach of its obligations under this Agreement, upon written notice to the other party, if there shall have been a breach by the other party of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of such other party, which breach would, individually or in the aggregate, result in, if occurring or continuing on the

Closing Date, the failure of the conditions set forth in Section 6.2(a) or 6.2(b) or Section 6.3(a) or 6.3(b), as the case may be, and which breach has not been cured within 45 days following written notice thereof to the breaching party or, by its nature, cannot be cured within such time period;

(f) by either IPC or Max, if the Required IPC Vote or Required Max Vote shall not have been obtained upon a vote taken thereon at the duly convened IPC Shareholders Meeting or Max Shareholders Meeting, as the case may be, or any adjournment or postponement thereof at which the applicable vote was taken;

(g) by IPC, if the total number of Dissenting Shares exceeds 15% of the issued and outstanding Max Common Shares on the business day immediately following the last day on which the holders of Max Common Shares can require appraisal of their Max Common Shares pursuant to Bermuda Law;

(h) by IPC, after the IPC Shareholders Meeting, if (i) IPC is a Requesting Party and (ii) it is determined, in accordance with Section 5.16, that (A) Max has experienced a 50% Book Value Decline or (B) there is a 20% Differential Book Value Decline and Max’s book value has declined by a greater percentage than IPC’s book value; or

(i) by Max, after the Max Shareholders Meeting, if (i) Max is a Requesting Party and (ii) it is determined, in accordance with Section 5.16, that (A) IPC has experienced a 50% Book Value Decline or (B) there is a 20% Differential Book Value Decline and IPC’s book value has declined by a greater percentage than Max’s book value.

7.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Max or IPC as provided in Section 7.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of IPC, Amalgamation Sub or Max or their respective officers or directors under or arising from this Agreement, except with respect to Section 5.2(b) (Confidentiality), Section 5.7 (Fees and Expenses), this Section 7.2 (Effect of Termination), and ARTICLE VIII (General Provisions), which shall survive such termination, except that no party shall be relieved or released from any liabilities or damages arising out of its willful breach of this Agreement.

(b) If IPC or Max, as the case may be, terminates this Agreement pursuant to Section 7.1(d), then the non-terminating party shall, as promptly as reasonably practicable (and, in any event, within three business days following such termination), pay to the terminating party, by wire transfer of immediately available funds, $50,000,000 (the “Termination Fee”).

(c) If either party terminates this Agreement pursuant to Section 7.1(c), and (i) prior to November 30, 2009, an Acquisition Proposal shall have been publicly announced or otherwise communicated to the officers of the non-terminating party or its board of directors, and (ii) within 12 months of the date of such termination of this Agreement, the non-terminating party enters into or consummates an Acquisition Transaction with the person (or its affiliate) that made such Acquisition Proposal, then the non-terminating party shall pay to the terminating party upon the earlier of the date of such execution or such consummation, by wire transfer of immediately available funds, the Termination Fee.

(d) If either party terminates this Agreement pursuant to Section 7.1(e) and (i) at any time after the date of this Agreement and at or before the date of the Max Shareholders Meeting (if Max is the non-terminating party) or the IPC Shareholders Meeting (if IPC is the non-terminating party), as the case may be, an Acquisition Proposal shall have been publicly announced or otherwise communicated to the officers of the non-terminating party or its board of directors, and (ii) within 12 months of the date of such termination of this Agreement, the non-terminating party enters into or consummates an Acquisition Transaction with the person (or its affiliate) that made such Acquisition Proposal, then the non-terminating party shall pay to the terminating party upon the earlier of the date of such execution or such consummation, by wire transfer of immediately available funds, the Termination Fee.

(e) If IPC or Max, as the case may be, terminates this Agreement pursuant to Section 7.1(f) because the Required Max Vote has not been obtained (and, if IPC is the terminating party, the Required IPC Vote has not been taken yet or has already been obtained), and if (i) at any time after the date of this Agreement and at or before the date of the Max Shareholders Meeting, an Acquisition Proposal shall have been publicly announced or otherwise communicated to the officers of Max or Max’s board of directors, and (ii) within 12 months of the date of such termination of this Agreement, Max or any of its subsidiaries enters into or consummates a an Acquisition Transaction with the person (or its affiliate) that made such Acquisition Proposal, then Max shall pay the Termination Fee to IPC upon the earlier of the date of such execution or such consummation.

(f) If IPC or Max, as the case may be, terminates this Agreement pursuant to Section 7.1(f) because the Required IPC Vote has not been obtained (and, if Max is the terminating party, the Required Max Vote has not been taken yet or has already been obtained) and (i) at any time after the date of this Agreement and at or before the date of the IPC Shareholders Meeting, an Acquisition Proposal is publicly announced or otherwise communicated to the officers of IPC or IPC’s board of directors, and (ii) within 12 months of the date of such termination of this Agreement, IPC or any of its subsidiaries enters into or consummates an Acquisition Transaction with the person (or its affiliate) that made such Acquisition Proposal, then IPC shall pay the Termination Fee to Max upon the earlier of the date of such execution or such consummation.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Non-Survival of Representations, Warranties and Agreements. Except for Section 5.8 and any provision of this ARTICLE VIII to the extent it is related to a claim under Section 5.8, none of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time.

8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by email, telecopy or facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a)	If to IPC, to

IPC Holdings, Ltd.

29 Richmond Road

Pembroke HM 08

Bermuda

Attention:	James P. Bryce
John R. Weale

Facsimile:	+1 (441) 292-8085

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:	Andrew S. Rowen, Esq.
Melissa Sawyer, Esq.

Facsimile:	+1 (212) 558-3588

(b)	If to Max, to

Max Capital Group Ltd.

Max House

2 Front Street

Hamilton, HM 11

Bermuda

Attention:	W. Marston Becker

Facsimile:	+1 (441) 295-8899

with a copy to (which shall not constitute notice):

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

Attention:	Kerry E. Berchem, Esq.
Jeffrey L. Kochian, Esq.

Facsimile:	+1 (212) 872-1002

8.3 Interpretation. When a reference is made in this Agreement to sections or subsections, such reference shall be to a section or subsection of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the schedules and exhibits hereto, and not to any particular provision of this Agreement. Any pronoun shall include the corresponding masculine, feminine and neuter forms. References to “party” or “parties” in this Agreement mean IPC, Amalgamation Sub and/or Max, as the case may be. References to “person” in this Agreement mean an individual, a company, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof. References to “subsidiary” in this Agreement means, as to any person, any other person of which more than 50% of the effective voting power or equity or other ownership interests is directly or indirectly owned by such person. References to “affiliate” in this Agreement means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this Agreement, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. As used in this Agreement, “knowledge” means the actual knowledge, without due inquiry, of the officers of Max set forth in Section 8.3 of the Max Disclosure Letter or the officers of IPC set forth in Section 8.3 of the IPC Disclosure Letter, as the case may be. References to “US dollar,” “dollars,” “US$” or “$” in this Agreement are to the lawful currency of the United States of America. As used in this Agreement, “business day” means any day other than a Saturday, Sunday or other day on which banking institutions in New York or Bermuda are obligated by Law or executive order to be closed.

8.4 Counterparts. This Agreement may be executed in separate counterparts, each of which shall be considered one and the same agreement and shall become effective when each of the parties has delivered a signed counterpart to the other parties, it being understood that all parties need not sign the same counterpart. Such counterpart executions may be transmitted to the parties by facsimile or electronic transmission, which shall have the full force and effect of an original signature.

8.5 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Max Disclosure Letter and the IPC Disclosure Letter) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement and shall terminate in accordance with its terms, or if the Closing occurs, as set forth in Section 5.2(b) and (b) is not intended to confer upon any person other than the parties any rights or remedies hereunder, except (i) for the rights of the holders of Max Common Shares to receive the Amalgamation Consideration pursuant to and subject to this Agreement if the Effective Time occurs, and (ii) as provided in Section 5.8(c).

8.6 Governing Law. This Agreement shall be governed in all respects, including as to validity, interpretation and effect, by the Laws of Bermuda, without giving effect to its principles or rules of conflict of laws.

8.7 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Amalgamation that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by any of the parties (whether by operation of Law or otherwise) without the prior written consent of the other parties, which may be granted or withheld in the sole discretion of the other parties. Any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.9 Enforcement. The parties agree that money damages would be both incalculable and an insufficient remedy and that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that, subject to the discretion of the Chosen Court (as defined in Section 8.10), the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified in Section 8.10, this being in addition to any other remedy to which they are entitled at law or in equity.

8.10 Submission to Jurisdiction. Each party irrevocably and unconditionally consents, agrees and submits to the exclusive jurisdiction of the Bermuda Supreme Court (and appropriate appellate courts therefrom) (the “Chosen Courts”), for the purposes of any litigation, action, suit or other proceeding arising out of or relating to this Agreement or any transaction contemplated hereby. Each party agrees to commence any litigation, action, suit or proceeding relating hereto only in the Bermuda Supreme Court, or if such litigation, action, suit or other proceeding may not be brought in such court for reasons of subject matter jurisdiction, in the other appellate courts therefrom or other courts of Bermuda. Each party irrevocably and unconditionally waives any objection to the laying of venue of any litigation, action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Chosen Courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party further irrevocably consents to and grants any such court jurisdiction over the person of such parties and, to the extent legally effective, over the subject matter of any such dispute and agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.2 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof. The parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

8.11 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Amalgamation by the shareholders of Max or of IPC, but, after any such approval, no amendment shall be made which by Law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties by their duly authorized representatives.

8.12 Extension; Waiver. At any time prior to the Effective Time, the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

8.13 Defined Terms.

(a) For purposes of this Agreement, each of the following terms shall have the meaning set forth below.

“Average IPC Share Price” means the volume weighted average price per IPC Common Share on NASDAQ (as reported by Bloomberg L.P. or, if not reported thereby, by another authoritative source mutually agreed by the parties) for the five consecutive trading days immediately preceding the second trading day prior to the Closing Date. For all purposes of this Agreement, the Average IPC Share Price shall be calculated to the nearest one-hundredth of one cent.

“Acquisition Transaction” means with respect to any Person, any amalgamation, merger, reorganization, share exchange, consolidation, business combination, recapitalization,

liquidation, dissolution or similar transaction involving it or any of its subsidiaries or any purchase or sale of 35% or more of the consolidated assets (including, without limitation, stock of its subsidiaries) of it and its subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the shareholders of such person) beneficially owning securities representing 35% or more of its total voting power or the voting power of any of its subsidiaries.

“Compensation and Benefit Plan” means any pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, retention or other bonus or incentive plan, any other employee program or agreement, any medical, vision, dental, or other health plan, any life insurance plan, and any other employee benefit plan or fringe benefit plan, whether or not tax-qualified or otherwise tax-preferred, maintained by, sponsored in whole or in part by, or contributed to by IPC or Max or their subsidiaries, as the case may be, for the benefit of their employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which such employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate and any employment, retention, change in control, severance, termination, consulting or retirement agreement with their current or former employees.

“Intellectual Property” means (i) trademarks, service marks, Internet domain names, logos, trade dress, trade names, corporate names and any and every other form of trade identity or indicia of origin, and the goodwill associated therewith and symbolized thereby; (ii) inventions, discoveries and patents, and the improvements thereto; (iii) published and unpublished works of authorship and the copyrights therein and thereto (including databases and other compilations of information, computer and electronic data processing programs and software, in both source code and object code); (iv) trade secrets, confidential business and technical information and any other confidential information (including ideas, research and development, know-how, formulae, calculations, algorithms, models, designs, processes, business methods, customer lists and supplier lists) (“Trade Secrets”); (v) all rights in data and data bases; (vi) all other intellectual property or similar proprietary rights; and (vii) all applications, registrations and renewals for the foregoing.

“IPC Benefit Plan” means only those Compensation and Benefit Plans maintained by, sponsored in whole or in part by, or contributed to by IPC or its subsidiaries for the benefit of their employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which such employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate or with respect to which IPC or any of its subsidiaries has any liability.

“Max Benefit Plan” means only those Compensation and Benefit Plans maintained by, sponsored in whole or in part by, or contributed to by Max or its subsidiaries for the benefit of their employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which such employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate or with respect to which Max or any of its subsidiaries has any liability.

“Material Adverse Effect” means, with respect to any party, any change, state of facts, circumstance, event or effect that is materially adverse to (A) the financial condition, properties, assets, liabilities, obligations (whether accrued, absolute, contingent or otherwise), businesses or results of operations of such party and its subsidiaries, taken as a whole, excluding any such change, state of facts, circumstance, event or effect to the extent caused by or resulting from:

(i) the execution, delivery and announcement of this Agreement and the transactions contemplated hereby,

(ii) changes in economic, market, business, regulatory or political conditions generally in the United States or in Bermuda or any other jurisdiction in which such party operates or in Bermudian, U.S. or global financial markets,

(iii) changes, circumstances or events generally affecting the property and casualty insurance and reinsurance industry in the geographic areas in which such party operates,

(iv) changes, circumstances or events resulting in liabilities under property catastrophe reinsurance, including any effects resulting from any earthquake, hurricane, tornado, windstorm, terrorist act, act of war or other natural or man-made disaster,

(v) changes in any Law,

(vi) changes in generally accepted accounting principles or in statutory accounting principles (or local equivalents in the applicable jurisdiction) prescribed by the applicable insurance regulatory authority (“GAAP” and “Applicable SAP”, respectively), including accounting and financial reporting pronouncements by the Bermuda Monetary Authority, the Securities and Exchange Commission (the “SEC”), the National Association of Insurance Commissioners and the Financial Accounting Standards Board,

(vii) any change or announcement of a potential change in its or any of its subsidiaries’ credit or claims paying rating or A.M. Best rating or the ratings of any of its or its subsidiaries’ businesses or securities (provided that this exception shall not prevent or otherwise affect a determination that any changes, state of facts, circumstances, events or effects underlying a change described in this clause (vii) has resulted in, or contributed to, a Material Adverse Effect),

(viii) a change in the trading prices or volume of such party’s capital stock (provided that this exception shall not prevent or otherwise affect a determination that any changes, state of facts, circumstances, events or effects underlying a change described in this clause (viii) has resulted in, or contributed to, a Material Adverse Effect),

(ix) the failure to meet any revenue, earnings or other projections, forecasts or predictions for any period ending after the date of this Agreement (provided that this exception shall not prevent or otherwise affect a determination that any state of facts, circumstances, events or effects underlying a failure described in this clause (ix) has resulted in, or contributed to, a Material Adverse Effect),

(x) the commencement, occurrence or continuation of any war or armed hostilities, or

(xi) any action or failure to act required to be taken by a party pursuant to the terms of this Agreement,

except in the case of the foregoing clauses (ii), (iii), (v), (vi) and (x) to the extent those changes, state of facts, circumstances, events, or effects have a materially disproportionate effect on such party and its subsidiaries taken as a whole relative to other similarly situated persons in the property and casualty insurance and reinsurance industry, and/or (B) the ability of such party to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

“Permitted Encumbrance” means (i) statutory liens securing payments not yet due, (ii) such imperfections or irregularities of title, claims, liens, charges, security interests or encumbrances as do not affect the use of the properties or assets subject thereto or affected thereby or otherwise impair business operations at such properties, (iii) restrictions on transfer imposed by Law, (iv) assets pledged or transferred to secure reinsurance or retrocession obligations, (v) ordinary-course securities lending and short-sale transactions, (vi) investment securities held in the name of a nominee, custodian or other record owner, (vii) statutory deposits, or (viii) any failure to hold good title, in each case, that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

“Tax” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, premium, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i), and (iii) any transferee liability in respect of any items described in clauses (i) or (ii) payable by reason of contract, assumption, transferee liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Law) or otherwise.

“Tax Asset” means any loss, net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction, or any other credit or Tax attribute that could be carried forward or carried back to reduce Taxes.

“Tax Return” means any return, report or statement filed or required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto, and any amendment thereof) including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes IPC, Max or any subsidiaries thereof.

“Taxing Authority” means the Internal Revenue Service or any other Governmental Entity responsible for the administration of any Tax.

(b) Each of the following terms is defined in the provision listed opposite such term:

Defined Term	Section

20% Differential Book Value Decline	5.16(e)

50% Book Value Decline	5.16(d)

Acquisition Proposal	5.5(a)(i)

Administrator	3.12(h)

affiliate	8.3

Agent	3.12(h)

Agreement	Introduction

Amalgamated Company	1.3

Amalgamation	Recitals

Amalgamation Agreement	1.1

Amalgamation Application	1.1

Amalgamation Consideration	2.1(a)

Amalgamation Sub	Introduction

Applicable SAP	8.13(a) (See “Material Adverse Effect”)

Average IPC Share Price	8.13(a)

Book Value Certificate	5.16(a)

Book Value Estimate	5.16(b)

business day	8.3

Change in Max Recommendation	5.4(a)

Change in IPC Recommendation	5.4(a)

Chosen Courts	8.10

Closing	1.2

Closing Date	1.2

Code	Recitals

Companies Act	Recitals

Confidentiality Agreement	5.2(b)

control	8.3

Disclosure Letter	ARTICLE III

Dissenting Shareholder	2.1(c)

Dissenting Shares	2.1(c)

Effective Time	1.1

Employees	5.12(b)

ERISA	3.15(e)

Exchange Act	3.4(a)

Exchange Agent	2.2(a)

Exchange Fund	2.2(a)

Exchange Ratio	2.1(a)

Financing	4.2(a)

Form S-4	5.1(a)

GAAP	8.13(a) (See “Material Adverse Effect”)

Governmental Entity	3.3(c)

Indemnified Parties	5.8(a)

Insurance Entities	3.12(a)

Insurance Laws	3.5(a)

Intellectual Property	8.13(a)

Investment Assets	3.13(a)

Investment Policy	3.13(c)

IPC	Introduction

IPC Benefit Plan	8.13(a)

IPC Bye-Law Amendments	3.9(b)

IPC Common Share	2.1(a)

IPC Disclosure Letter	ARTICLE III

IPC Recommendation	3.9(b)

IPC Share Plans	3.2(a)

IPC Shareholders Meeting	5.1(c)

IPCRe	1.6(a)

Joint Proxy Statement/Prospectus	5.1(a)

JP Morgan	3.19

knowledge	8.3

Laws	3.5(a)

Legal Proceedings	3.6

Listed IPC Common Shares	5.13

Lloyd’s	3.5(a)

Lloyd’s Regulations	3.12(m)

Material Adverse Effect	8.13(a)

Material Contract	3.14(a)

Max	Introduction

Max Benefit Plan	8.13(a)

Max Bermuda	1.6(a)

Max Bye-Law Amendment	3.9(a)

Max Certificate	2.1

Max Common Share	2.1

Max Disclosure Letter	ARTICLE III

Max Other Awards	2.3(b)

Max Recommendation	3.9(a)

Max Share Option	2.3(a)

Max Share Plans	3.2(a)

Max Share Register	2.1

Max Shareholders Meeting	5.1(b)

Max USA	4.2(b)

Max Warrants	2.4

Measurement Date	5.16(a)

Merrill Lynch	3.19

multiemployer plan	3.15(e)

Name Change	3.9(b)

New Option	2.3(a)

New Warrants	2.4

Notice of Superior Proposal	5.5(d)

Notice Period	5.5(d)

party; parties	8.3

Permits	3.5(a)

Permitted Encumbrance	8.13(a)

person	8.3

Policies	3.12(g)

Post-Closing Directors	1.5(a)

Registrar	1.1

Reinsurance Agreements	3.12(e)

Required IPC Vote	3.10(a)

Required Max Vote	3.10(b)

Required Shareholder Votes	3.10(b)

Requisite Regulatory Approvals	6.1(c)

SEC	8.13(a) (See “Material Adverse Effect”)

SEC Documents	3.4(a)

Securities Act	3.4(a)

Share Issuance	Recitals

Statutory Statements	3.12(b)

subsidiary	8.3

Superior Proposal	5.5(f)

Tax	8.13(a)

Tax Asset	8.13(a)

Tax Return	8.13(a)

Taxing Authority	8.13(a)

Termination Fee	7.2(b)

Trade Secrets	8.13(a) (See “Intellectual Property”)

Underwriting Model	3.17(c)

Voting Debt	3.2(d)

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IN WITNESS WHEREOF, IPC, Amalgamation Sub and Max have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

IPC HOLDINGS, LTD.

By:	/s/ James P. Bryce
Name:	James P. Bryce
Title:	Chief Executive Officer

IPC LIMITED

By:	/s/ James P. Bryce
Name:	James P. Bryce
Title:	Chief Executive Officer

MAX CAPITAL GROUP LTD.

By:	/s/ W. Marston Becker
Name:	W. Marston Becker
Title:	Chief Executive Officer